02060145

10|21

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AO TD GUM (GUM Trading House)

*CURRENT ADDRESS 109012 Moscow
Red Square, 3
Russia

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

FILE NO. 82- 4132 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DATE: 11/20/02

ОАО «Торговый Дом ГУМ» JSC «GUM Trading House»

Годовой отчет
2000
Annual Report

Москва — 2001 г.

СОДЕРЖАНИЕ:

INDEX:



ОАО «ТОРГОВЫЙ ДОМ ГУМ»

2000

Годовой отчет

Москва — 2001 г.

ОБРАЩЕНИЕ ПРЕЗИДЕНТА ОАО «ТОРГОВЫЙ ДОМ ГУМ» К АКЦИОНЕРАМ



Уважаемые акционеры!

В своем ежегодном обращении хочу особо подчеркнуть, что 2000 год был юбилейным в нашей жизни.

10 лет назад многотысячный коллектив ГУМа впервые в отечественной торговле встал на путь свободного предпринимательства, превратившись в одно из крупнейших акционерных обществ России.

Ситуация в стране была нестабильной и мало способствовала процветанию бизнеса. Финансово-валютный кризис 1998 года не смогли выдержать многие известные компании. «Торговый Дом ГУМ» не только сохранил имидж флагмана российской торговли, но и упрочил свое лидирующее положение.

Оперативные меры по обеспечению финансовой устойчивости позволили нам найти необходимые ресурсы на дальнейшее развитие.

В 2000 году была продолжена широкомасштабная реконструкция здания ГУМа на Красной площади. Начато поэтапное преобразование в торговые залы административных и вспомогательных помещений третьего этажа и антресолей. Уже в этом году на площади свыше 3000 кв. м. покупатели смогут приобретать товары в новых, совершенных по дизайну бутиках. Чтобы создать максимум комфорта, скоро будут смонтированы эскалаторы. В отчетном году капитально отремонтированы сорок салонов, завершено кондиционирование второго и третьего корпусов, отреставрирована значительная часть внутренних фасадов Основного здания. ГУМ продолжает превращаться в современный, хорошо технически оснащенный торговый центр, эффективно работающий и приносящий доход .Быстрая окупаемость затрат делает вполне оправданными и значительные вложения в реконструкцию, в результате которой торговая площадь здания существенно увеличится.

Много внимания было уделено удобному для покупателей размещению товарных групп и торговых марок, концентрации их на определенных площадях, формированию новых для ГУМа потребительских комплексов. Например, теперь можно в одной зоне приобрести продукцию более сорока ведущих фирм—производителей товаров для спорта (Adidas, Nike, Reebok, Playlife и др.). Впервые создан товарный блок «Молодежная мода» с широким ассортиментом мужской и женской одежды торговых марок Marc O'Polo (Швеция), 4 You (Дания), GAS (Италия), Another Woman (Голландия). На новых площадях части третьего этажа и антресолей уже открыт потребительский комплекс «Текстиль для дома», торгующий товарами фирм Togas, Borido, «Пьемонт Текс». В ближайшее время начнет действовать потребительский комплекс «Товары для детей».

Постоянно уделяется большое внимание улучшению работы существующих салонов.Взамен малоэффективных открыто двадцать новых, более престижных и привлекательных для покупателей бутиков (Cacharel, Georges Rech, Gentleman Collection, Gerry Weber, Baltman – женская одежда, Barker и других).

Повышению доходности способствовала работа по оптимизации ассортиментной и формированию гибкой ценовой политики, расширению централизованных закупок товаров.

Совершенствовалась коммерческая деятельность и в дочерних компаниях. Активно привлекались новые поставщики, открывались современные салоны и секции. В магазине «ГУМ-Красана», благодаря изменению ассортиментной политики, улучшению дизайна и перепланировке помещений, товарооборот и доходность возросли более чем на пятьдесят процентов.

С приходом нового руководителя заметно лучше начал работать магазин «ГУМ-Ядран». Более эффективно стала использоваться торговая площадь, расширился ассортимент товаров.

В результате товарооборот с одного квадратного метра увеличился почти вдвое, возросла доходность.

Мы очень внимательно следим за конъюнктурными изменениями потребительского рынка и вносим соответствующие коррективы в свою деятельность. Заключены партнерские соглашения с одной из ведущих сетевых продовольственных компаний «Перекресток».

На первых этажах «ГУМ-Будапешт» и «ГУМ-Прага» появились супермаркеты, которые привлекли дополнительных покупателей и в отделы универмагов.

В центре внимания постоянно находятся наши магазины в Костроме и Смоленске, которые являются плацдармом для дальнейшего продвижения ГУМа в регионы страны. Конечно, мы учитываем происходящие процессы в российской экономике и состояние платежеспособности населения.

Высокие требования к организации бизнеса заставили нас в 2000 году активно совершенствовать управление и организационные структуры компании: внедрять современную корпоративную информационную систему JD Edwards, шире использовать стимулирующие методы оплаты труда персонала, более внимательно подходить к подбору, расстановке и повышению квалификации кадров.

Реализация стратегических задач развития акционерного общества позволила закончить прошедший год с показателями, характеризующими нас как устойчивую и развивающуюся торговую компанию: товарооборот за 2000 год составил 2785,9 млн. руб. и увеличился по сравнению с 1999 годом на 613 млн. руб., валовый доход — 928,2 млн. руб. и увеличился на 160,8 млн.руб., балансовая прибыль составила 517,2 млн. руб. и увеличилась на 586 тыс. руб.

Достигнутые в отчетном году результаты позволяют ОАО «ТД ГУМ» выплатить акционерам по итогам года дивиденды и в 2001 году продолжить активную инвестиционную политику по дальнейшему развитию акционерного общества.

С уважением,
Президент
ОАО «Торговый Дом ГУМ»
В. Л. Вечканов




cacharel


L'OREAL



ОТЧЕТ СОВЕТА ДИРЕКТОРОВ И ПРАВЛЕНИЯ ОАО «ТД ГУМ»

СОСТАВ СОВЕТА ДИРЕКТОРОВ ОАО «ТД ГУМ», ИЗБРАННЫЙ ОБЩИМ СОБРАНИЕМ АКЦИОНЕРОВ 21 АПРЕЛЯ 2000 ГОДА

Ф.И.О.	Должность
1. Астреина М. К.	Президент ЗАО «ИК Деловые Услуги»
2. Вечканов В.Л.	Президент ОАО «Торговый Дом ГУМ», Председатель Правления ОАО «Торговый Дом ГУМ»
3. Винчель М. Г.	Генеральный директор ОАО «ИК «Проспект»
4. Калинина Н. Г.	Генеральный директор Московского производственно-трикотажного объединения ЗАО «Красная Заря»
5. Корнеева Р. Я.	Председатель профкома местной общественной организации – первичной профсоюзной организации ОАО «Торговый Дом ГУМ»
6. Кузьмин О. В.	Генеральный директор ЗАО «Абсолют-Инвест»
7. Левковский Д. В.	Заместитель Главы представительства «Diversified Investment Company Limited» в г. Москве
8. Матвеева Т.В.	Генеральный директор ЗАО «Регистроникс»
9. Мусоргина Г.В.	Генеральный директор ЗАО «ГУМ-Подарки»
10. Никитин А.А.	Генеральный директор Московской обувной фабрики «Парижская коммуна»
11. Соколовский В.И.	Первый заместитель начальника Главного Управления охраны памятников г. Москвы
12. Соломатин Ю. Б.	Председатель Совета директоров ОАО «Торговый Дом ГУМ»
13. Теплухин П. М.	Президент Управляющей компании «Тройка-Диалог»
14. Филатов Р. А.	Вице-президент «Templeton Asset Management Ltd»
15. Фингер Г.М.	Исполнительный директор «Diversified Investment Company Limited»

СОСТАВ ПРАВЛЕНИЯ ОАО «ТД ГУМ»

Ф.И.О.	Должность
1. Вечканов В.Л.	Президент ОАО «Торговый Дом ГУМ» Председатель Правления ОАО «Торговый Дом ГУМ»
2. Есин В.П.	Вице-президент ОАО «Торговый Дом ГУМ»
3. Капускин А.Д.	Директор Торгово-складского комплекса «ГУМ-Карачарово»
4. Кирпичева Л.М.	Вице-президент ОАО «Торговый Дом ГУМ»
5. Кузнецов С.Б.	Генеральный директор ЗАО «ГУМ-Прага»
6. Ли Н.И.	Начальник отдела управления персоналом ОАО «ТД ГУМ»
7. Новицкий А.И.	Генеральный директор ЗАО «ГУМ-Будапешт»
8. Павлов П.Б.	Начальник отдела организации централизованных закупок ОАО «ТД ГУМ»
9. Степанов А.Т.	Вице-президент ОАО «Торговый Дом ГУМ»
10. Степанова В.Н.	Главный бухгалтер ОАО «Торговый Дом ГУМ»
11. Строгов Ю.Н.	Советник Президента ОАО «Торговый Дом ГУМ»

СТРУКТУРА ОАО «ТД ГУМ»


ОАО «ТОРГОВЫЙ ДОМ ГУМ»
Московские дочерние общества-универмаги
Структурные подразделения – магазины и ТСК «ГУМ-Карачарово»
ЗАО «ГУМ-Траст»
ООО «Вереница»
Региональные дочерние общества-универмаги
ООО «ГУМ-Интернет»
ООО «ГУМ-Сервис»
ЗАО «ГУМ-Контролинг»
100% участия в уставном капитале.
51 и более % участия в уставном капитале.




SALAMANDER


ESCADA

ОСНОВНЫЕ ИТОГИ ДЕЯТЕЛЬНОСТИ ОАО «ТОРГОВЫЙ ДОМ ГУМ» ЗА 2000 ГОД

ФИНАНСОВЫЕ РЕЗУЛЬТАТЫ ОАО «ТД ГУМ» С ДОЧЕРНИМИ ПРЕДПРИЯТИЯМИ В 2000 ГОДУ ХАРАКТЕРИЗУЮТСЯ СЛЕДУЮЩИМИ ПОКАЗАТЕЛЯМИ:

Наименование показателя	млн. руб.
Товарооборот	2 785,9
Валовый доход	928,2
Издержки обращения	448,5
Доходы от торговли	479,8
Сальдо прочих доходов и расходов	37,1
Балансовая прибыль	517,2
Прибыль к распределению	388,9

В 2000 году товарооборот ОАО «ТД ГУМ» с дочерними обществами по сравнению с прошлым годом возрос на 612,9 млн. руб., или 28,2%, товарооборот ГУМа на Красной площади и структурных подразделений возрос на 448,8 млн. руб., или 27,9 %, и составил 2 052 млн. руб.

ГОДОВАЯ ДИНАМИКА ТОВАРООБОРОТА ОАО «ТД ГУМ»



3000
2500
2000
1500
1000
500
0
млн. руб.
1994
1995
1996
1997
1998
1999
2000

Существенный рост товарооборота обеспечили все дочерние предприятия, в том числе «ГУМ-Красана» — на 40 % за счет более эффективного использования торговых площадей, изменения структуры ассортимента с привлечением более эффективных товарных групп, «ГУМ-Подарки» — на 25% за счет привлечения новых поставщиков и расширения ассортимента, «ГУМ-Будапешт» — на 24% за счет дальнейшего развития салонной торговли.

За 2000 год балансовая прибыль по акционерному обществу и дочерним предприятиям выросла по сравнению с прошлым годом на 585 тыс. рублей.

Основными источниками прибыли стали: валовый доход от реализации товаров, который вырос по сравнению с прошлым годом на 30,2 млн. руб. и возросшие доходы от сдачи площадей в аренду на 130 млн. рублей.

Таким образом, общая сумма основных источников доходов по сравнению с прошлым годом возросла на 160,7 млн. руб. или 20,9 %.

Издержки обращения по сравнению с 1999 годом возросли на 149 млн. руб. или 50%.

Рост затрат прежде всего связан с увеличением расходов на 14,5 млн. руб. или 54%, на аренду здания на Красной площади, и на 11,4 млн. руб. или 44%, на его содержание (в том числе за счет повышения тарифов на электроэнергию на 22%, тепло - 92%, водоснабжение - 20%, канализацию — 20%).

Возросли также расходы на ремонтно-строительные работы на 25,2 млн. руб. или 91%, на оплату труда на 54,4 млн. руб., или 76% , начисления на зарплату на 21,7млн. руб. или 80%, рекламу — на 9,1 млн. руб. или 26%, налоги на содержание автодорог — на 4 млн. руб. или 21% , аренду земли — на 3,5 млн. руб. или 57%.

По некоторым статьям издержек произошло снижение расходов: на экспертизу — 0,19 млн. руб. или 61%, оплату аудиторских услуг — 2,2 млн. руб. или 30%.

В результате доходы от торговой деятельности возросли по сравнению с прошлым годом на 10,9 млн. рублей.

Сальдо прочих доходов и расходов составило 37,1 млн. руб. и уменьшилось по сравнению с прошлым годом на 9,6 млн. руб. в основном за счет увеличения расходов, связанных с услугами банка.

Прибыль, полученная ОАО «ТД ГУМ» и дочерними обществами за 1999 год, в 2000 году была направлена на следующие цели:

- фонд потребления – 12,02 млн. руб.,
- фонд накопления – 93,63 млн. руб.,
- фонд капитальных вложений – 184,55 млн. руб.,
- фонд социальной сферы – 3,29 млн. руб.,
- благотворительный фонд – 3,54 млн. руб.,
- на выплату дивидендов — 60,00 млн. руб.,
- на покрытие убытков – 0,31 млн. руб.,
- авансовое использование прибыли – 0,72 млн. руб.

Всего 358,06 млн. руб.


Фонд накопления 26,15%
Фонд потребления 3,36%
Авансовое использование прибыли 0,20%
На покрытие убытка 0,09%
Дивиденды 16,76%
Благотворительный фонд 0,98%
Фонд социальной сферы 0,92%
Фонд капитальных вложений 51,54%

Общая стоимость активов ОАО «Торговый Дом ГУМ» за 2000 год возросла на 343,4 миллиона рублей и составила 1 595,8 миллиона рублей.

КОЭФФИЦИЕНТ ТЕКУЩЕЙ ЛИКВИДНОСТИ ПО ОАО «ТД ГУМ»


2,85
2,8
2,75
2,7
2,65
2,6
2,55
2,5
Ктл
2,8
2,6
1999
2000

Коэффициент текущей ликвидности на 1.01.2001г. составил 2,8 при нормативе 2,0. Улучшение текущей ликвидности акционерного общества произошло за счет увеличения краткосрочных финансовых вложений.


0,64
0,635
0,63
0,625
0,62
0,615
0,61
0,605
0,6
0,595
0,64
0,61
1999
2000

Коэффициент обеспеченности собственными оборотными средствами на 1.01.2001 г. составил 0,64 при нормативе 0,1.

Эти показатели характеризуют ОАО «ТД ГУМ» как финансово-устойчивую и платежеспособную компанию.

ТОРГОВАЯ ДЕЯТЕЛЬНОСТЬ

ТОРГОВЫЕ ПЛОЩАДИ ОАО «ТД ГУМ» НА 1 ЯНВАРЯ 2001 ГОДА (КВ. М)

	Общая площадь	Торговая площадь
Основное здание	76 298	23281
в т.ч. Малый корпус	5 954	1 845
ТСК «ГУМ-Карачарово»	35 733	72
Московские универмаги	52 539	16 087
Региональные универмаги	3 258	1 936
Всего	**167 828**	**41 376**

В 2000 году последовательно проводилась политика рационального использования торговых площадей за счет более удобного для покупателей размещения товарных групп, концентрации их в определенных зонах, формирования новых потребительских комплексов, оптимизации деятельности существующих салонов, превращения подсобных, складских и офисных помещений в торговые.

В ГУМе на Красной площади на 3 линии сформирован крупный потребительский комплекс «Товары для спорта», где покупателям предлагается широкий ассортимент спортивных товаров ведущих фирм-производителей: Adidas, Nike, Reebok, Playlife и др.

На новых торговых площадях третьего этажа и антресолей первого корпуса с начала текущего года функционирует потребительский комплекс «Текстиль для дома», переведенный с первого этажа и где в настоящее время формируется новый перспективный потребительский комплекс «Молодежная мода» с широким ассортиментом торговых марок: Marc O'Polo (Швеция), 4 You (Дания), GAS (Италия), Another Woman (Голландия).

Проведена подготовительная работа по созданию нового потребительского комплекса «Товары для детей», что также привлечет в ГУМ дополнительных покупателей и повысит доходность бизнеса.

Руководство акционерного общества уделяло большое внимание повышению эффективности работающих секций, принимало радикальные меры в отношении низкоэффективных салонов.

Сокращены площади салонов Steilmann, La moda, Hogl и Gallus. Ряд малоприбыльных бутиков закрыт, а на их месте в 2000 году появилось 20 новых престижных и привлекательных для покупателей бутиков Cacharel, Barker, Baltman женская одежда, Gentleman Collection, Gerry Weber, и др.

В результате перепланировки внутренних помещений здания на Красной площади торговая площадь увеличилась на 370 кв. м, что позволило открыть новые салоны — «Наследие», «Цветы» и увеличить площади существующих — Nike, van Laak.

Для повышения доходности и укрепления конкурентоспособности бизнеса постоянно совершенствовался механизм взаимоотношений с фирмами-партнерами, оптимизировалась ассортиментная политика, более гибким становилось ценообразование, расширялась номенклатура централизованно закупаемых товаров.

Улучшение структуры товарооборота за счет новых рентабельных товарных групп и насыщения ассортимента высокоэффективными и качественными торговыми марками дало свои результаты.

ГУМ постоянно проводил накопление данных в банке потенциальных партнеров, который пополнялся за счет активной работы с торговыми представительствами зарубежных стран. Участие специалистов Торгового Дома в международных выставках, ярмарках и семинарах также дало свои плоды, способствовало налаживанию деловых контактов с ведущими фирмами-производителями различных товаров, которые имеют намерения выйти на российский рынок.

Мониторинги покупательских потоков в здании ГУМа на Красной площади подтверждают его особую привлекательность. В среднем магазин посещают 30—35 тысяч человек в день, в предпраздничные дни до 60 тысяч человек.

СТРУКТУРА ТОВАРООБОРОТА ПО ОАО «ТД ГУМ» ЗА 2000 ГОД


посуда 3%
другие 12%
игрушки 1,8%
продовольствие 6,3%
меха, головные уборы 3%
галантерея 6,5%
парфюмерия косметика 9,7%
трикотаж 16%
обувь 9%
одежда и белье 32,7%

По сравнению с прошлым периодом возросли объемы продаж «Спорттоваров» на 49,4 % (за счет привлечения новых торговых марок, открытия нового салона в ЗАО «ГУМ-Прага», а также централизации закупок по этой группе товаров для ОАО «ТД ГУМ»); «Хозяйственных товаров» - в 2,1 раза (за счет расширения ассортимента в спортивном салоне ГУМа на Красной площади и открытия новых салонов в дочерних ЗАО «ГУМ-Будапешт», «ГУМ-Красана»); «Трикотажных товаров» на 56% (за счет открытия в здании ГУМа на Красной площади новых салонов «Devernois», «Джентльмен» и др., включения в ассортимент трикотажных товаров различных ценовых уровней в ЗАО «ГУМ-Подарки», «ГУМ-Ядран», «ГУМ-Красана»); «Одежды и белья» - на 36,2% (в здании ГУМа на Красной площади открыты новые салоны Gerry Weber, Baltman- женская одежда , Georges Rech, Rico Ponti, Estel, «Каприз», DIM и др., в ЗАО «ГУМ-Прага» специализированный салон «Мужские сорочки»).

По сравнению с 1999 годом товарные запасы ОАО «ТД ГУМ» в 2000 году увеличились на 5,1% и составили на 1.01.2001г. 744,1 млн. руб., товарооборачиваемость составила 117 дней с ускорением к прошлому году на 51 день. Естественно, на этот показатель значительно влиял изменяющийся сезонный спрос, насыщение товарами рынка и увеличение покупательной способности населения.

Все принимаемые решения по рациональному использованию торговых площадей, формированию оптимальной ассортиментной и ценовой политики, обеспечивающей акционерному обществу высокую конкурентоспособность, основывались на специальных исследованиях, которые проводились не только маркетинговой службой ГУМа, но и с привлечением крупных консалтинговых компаний.

В отчетном году совместно с компанией «Современные бизнес-технологии» была проведена оценка рыночных перспектив дочерних обществ и подразделений акционерного общества, разработана концепция формирования розничного бизнеса на базе этих магазинов.

Особое внимание в 2000 г. уделялось совершенствованию управления и организационной структуры компании. В течение года проведена большая работа по внедрению корпоративной информационной системы One World JD Edwards, которая по рейтинговым оценкам ведущих аналитических компаний входит в пятерку наиболее мощных, целый ряд крупнейших розничных предприятий мира работают именно с ней.

В процессе внедрения проведена радикальная модернизация корпоративной вычислительной сети акционерного общества. Реализован проект объединения дочерних обществ и структурных подразделений ОАО «ТД ГУМ» в единую информационную сеть на базе оптоволоконной сети корпорации «Комкор». Закуплена, установлена и настроена современная мощная серверная система.

В настоящее время происходит поэтапное внедрение системы в торговых комплексах ГУМа.




ЦИЯ
Aldo Bruē
COTY
ПАРФЮМЕРИЯ, КОСМЕТИКА


FLATRON
ГЛАВНЫЙ
УНИВЕРСАЛЬНЫЙ
МАГАЗИН
ОДЕЖДА
ОБУВЬ
СПОРТ
ДЛЯ ДОМА
КОСМЕТИКА
ЧАСЫ
ГАЛАНТЕРЕЯ
РАДИОТОВАРЫ
ИГРУШКИ
ЦВЕТЫ
ЧАЙНИК
КОФЕВАРКА
УТЮГ
ТУФЛИ
ЖЕНСКИЕ
LG

РЕАЛЬНЫЕ ПРОФИЛИ МАГАЗИНОВ КОМПАНИИ В 2000 ГОДУ

ГУМ на Красной площади	Универмаг с широким ассортиментом непродовольственных товаров
ГУМ-Спорт	Специализированный магазин спортивной одежды и инвентаря. Отдел продовольственных товаров
ГУМ на Ленинском	Продовольственный магазин (супермаркет) с группой сопутствующих товаров (товаров для дома)
ГУМ на Садовом	Специализированный магазин сложнотехнических товаров
ГУМ-Тверская	Магазин со специализированными салонами - обувь, одежда, ковровые изделия
ГУМ-Власта	Специализированный магазин одежды и обуви
ГУМ на Кутузовском	Магазин со специализированными салонами одежды и мебели
ГУМ-Подарки	Универмаг с усеченным ассортиментом непродовольственных товаров
ГУМ-Симферополь	Продовольственный магазин. Универмаг с усеченным ассортиментом товаров
ГУМ-Красана	Универмаг с широким ассортиментом непродовольственных товаров
ГУМ-Прага	Продовольственный магазин. Универмаг с широким ассортиментом товаров
ГУМ-Будапешт	Продовольственный магазин. Универмаг с широким ассортиментом товаров
ГУМ-Ганга	Универмаг с широким ассортиментом непродовольственных товаров
ГУМ-Ядран	Универмаг с широким ассортиментом непродовольственных товаров
ГУМ на Часовой	Магазин с широким ассортиментом товаров
ГУМ-Карачарово	Торгово-складской комплекс
ГУМ-Сервис	Магазин аксессуаров и товаров для дома
Региональные универмаги	Универмаги с широким ассортиментом. Продовольственные отделы

В ходе эксплуатации производится проверка ее работоспособности в режиме реальной деятельности структурных подразделений.

В целях повышения эффективности торговых процессов ГУМ стремится использовать современные бизнес-технологии.

С апреля 2000 г. в международной сети Интернет по адресу www.gum.ru появился официальный ресурс (сайт) ОАО «Торговый Дом ГУМ», а в ноябре 2000 г. в Рунете был уже запущен крупнейший по ассортименту и числу товарных позиций портал «Торговый Дом ГУМ-Интернет».

Портал ГУМа позиционирован как проект многоканальной торговли и призван решать три основные задачи:

- привлекать внимание потенциальных покупателей к торговой марке ГУМ
- знакомить посетителей с ассортиментом товаров в ГУМе на Красной площади.
- обеспечивать все возможности продажи и оплаты покупки средствами Интернет.

На портале представлен поэтажный план ГУМа, имеются схема проезда и парковки, новости моды и новости ГУМа, прогноз погоды, а также сведения о курсе акций ОАО «ТД ГУМ», оперативных торгово-финансовых показателях, составе органов управления ГУМа, его организационной структуре.

Создание проекта «Торговый Дом ГУМ-Интернет» привлекло к себе большое внимание крупных торговых предприятий. Принято решение о присоединении к проекту ГУМа 15 крупнейших российских универмагов – членов Ассоциации российских универмагов (АРУ).

РЕКЛАМНАЯ ДЕЯТЕЛЬНОСТЬ

Торговый Дом расположен в удобном для покупателей месте Москвы. В самом ее центре, вблизи всех самых известных архитектурных памятников.


BALTMAN
коллекция




MAYBELLINE
LOREAL
PARIS



Современный ГУМ — это целый комплекс товаров и услуг, соответствующих различным потребностям покупателей, с высоким уровнем обслуживания. Покупка здесь – гарантия качества.

Высокий имидж и хорошо известная марка поддерживаются рекламными мероприятиями как в местах продаж, так и в средствах массовой информации. Всего за 2000 год на эти цели было израсходовано более 15 миллионов рублей.

В течение 2000 года в здании на Красной площади проводились самые разнообразные рекламные кампании: «День всех влюбленных в ГУМе», «Ароматы для любимых», систематические показы новых коллекций у фонтана и т. д. Эффективно была проведена рекламная акция по бесплатной подписке на газету «Московский комсомолец» за совершенные в ГУМе покупки – за это время число покупателей возросло примерно на 60 тысяч человек.

О новых коллекциях «весна — лето 2000» и «осень — зима 2000», открытии престижных салонов и организации сезонных распродаж товаров покупатели узнавали из рекламных материалов на телеканале ТВ-6, передач на радиостанциях «Авторадио», «Русское радио», статей в газетах и журналах «7 дней», «Деньги», «Вог», «Московский комсомолец», Vogue, «Караван историй», «Птюч» и др.

Эффективно использовались возможности радио ГУМа и внутренняя реклама в здании ГУМа на Красной площади.

Большое количество рекламных акций проводилось на коммерческой основе, за счет этой работы акционерным обществом в 2000 году получен доход в сумме свыше 95 тысяч долларов.

Положительную роль на повышение имиджа Торгового Дома оказали фильмы, видеоролики, съемки которых ведущие российские и зарубежные компаниями: ОРТ, РТР, НТВ, ТНТ, ТВ-Центр, Британская телекомпания «Пилот-продакшн», ТВ Германии, телекомпания «Франс-2» и др. проводили в здании на Красной площади.

КАДРОВАЯ ПОЛИТИКА

Кадровая политика акционерного общества в 2000 году основывалась на концепции его развития и была сосредоточена на решении следующих основных задач:

- обеспечении всех подразделений квалифицированным персоналом;
- создании мотивации работника на эффективный труд;
- создании резерва руководителей и обучении персонала.

Численность работников ОАО «ТД ГУМ» на 1 января 2001 года составила 3 442 чел. и сократилась на 225 человек. Это произошло в связи с объединением секций, ликвидацией неэффективных подразделений, переводом работников на новую систему оплаты труда.

При этом во вновь открытых 25 секциях-салонах полностью укомплектован штат численностью 235 человек.

Совершенствовалась система оплаты труда работников торгового зала, премирование стало более тесно увязано с качеством работы и выполнением плановых показателей, в результате товарооборот на 1-го работника торгового зала вырос более чем в 2 раза и составил 122,5 тыс. руб. в месяц. Средняя заработная плата выросла по сравнению с 1999 годом в 1,8 раза и составила 3 179 руб., у продавцов — 2 849 рублей.

Совершенствовалась и система стимулирования труда коммерческого аппарата ГУМа, премирование которого поставлено в зависимость от эффективности работы секций.

С учетом потребностей акционерного общества, расширения торговых площадей и необходимостью ротации руководителей салонов проведена работа по формированию резерва этой категории трудового коллектива. Сформирована группа кандидатов на должности заведующих и заместителей заведующих.

В 2000 году повысили квалификацию на консультационных семинарах и конференциях в консалтинговых фирмах 32 специалиста.

С целью подготовки торгового персонала к работе с корпоративной информационной системой «JD Edwards» было организовано обучение 92 специалистов ОАО «ТД ГУМ».

ОАО «ТД ГУМ» принял активное участие в городском конкурсе профессионального мастерства в номинации «Продавец непродовольственных товаров», по результатам которого конкурсантка из магазина «ГУМ-Спорт» завоевала 3-е место, а конкурсантка из салона «Балтман» получила специальный приз и диплом за лучший дизайн в оформлении витрины.

КАПИТАЛЬНЫЙ РЕМОНТ И РЕКОНСТРУКЦИЯ

Инвестиции в капитальный ремонт и реконструкцию здания ГУМа на Красной площади и структурных подразделений ОАО «ТД ГУМ» составили в 2000 году 88,3 млн. руб.

Все работы по капитальному ремонту и реконструкции здания на Красной площади проводятся при полном согласовании с Главным управлением охраны памятников г. Москвы и под его контролем.

В истекшем году было модернизировано около 5 000 кв. м. торговых площадей с выполнением полного комплекса реставрационных работ. Здесь открыты самые современные салоны: Max Mara, Marina Rinaldi, Christian Dior, «Бар» (Восток- Запад), Arctic-2, Escada, Gerry Weber, La Moda, Georges Rech и другие.

Входные тамбуры оборудованы современными раздвижными дверями, специальной системой подсветки и тепловыми завесами. Выполнено новое галерейное освещение 1-й и 2-й линий. Для создания наиболее комфортных условий посетителям Торгового Дома и привлечения дополнительных покупательских потоков полностью кондиционированы салоны 2-го и 3-го корпусов общей площадью 7 330 кв. м.

Восстановлены 60 дубовых витражей на уровне первого и второго этажей и 23 витража антресолей, заменены наружные металлические витражи со стороны Красной площади.

На здании воссозданы иконы: «Богоматерь Владимирская» и «Спас Нерукотворный».

Руководство акционерного общества постоянно уделяет внимание внедрению современных технологий торговли. В этих целях в 2000 г. разработана концепция приспособления здания-памятника архитектуры XIX века «Верхние Торговые ряды» (ГУМ) к использованию в современных условиях, основные концептуальные решения которой были согласованы с Федеральным научно-методическим советом по сохранению культурного наследия Министерства культуры Российской Федерации и с Главным управлением охраны памятников г. Москвы.

Концепция предусматривает вовлечение в торговый процесс площадей третьего этажа и антресолей. Для удобства покупателей будут установлены эскалаторы с первого на второй этаж и со второго на третий этаж, построен дополнительный пешеходный мост, а также новый мансардный этаж четвертого корпуса для размещения там административных служб.

В результате выполнения комплекса капитальных работ к концу 2001 г. торговые площади в здании на Красной площади увеличатся более чем на 3 000 кв. м.

Для выполнения указанных работ определен комплекс мер по обеспечению пожарной безопасности здания на Красной площади. С ГУП «Моспроект-2» заключены договора на разработку необходимой проектной документации.

Затраты на капитальный ремонт и реконструкцию в дочерних обществах в 2000 году составили 24,2 млн. рублей.

В 2000 году в магазинах «ГУМ-Тверская» и «ГУМ на Часовой» полностью обновлены тепловые сети и другие инженерные коммуникации, в ТСК «ГУМ-Карачарово» введена в эксплуатацию АТС, в магазине «ГУМ-Спорт» произведена замена гидроизоляционного слоя выносных помещений цокольного этажа, устранены причины интенсивной коррозии несущих конструкций перекрытия, в ЗАО «ГУМ-Ганга» произведен комплексный капитальный ремонт торговых площадей, кровли, систем электроснабжения, вентиляции, охранно-пожарной сигнализации, питающей теплотрассы. В ЗАО «ГУМ-Подарки» реконструирована система энергоснабжения, введена в эксплуатацию система вентиляции и кондиционирования воздуха 1-го этажа, в ЗАО «ГУМ-Будапешт», ЗАО «ГУМ-Красана», ЗАО «ГУМ- Прага» отремонтированы кровля и торговые залы, в ЗАО «ГУМ-Прага» оборудован установкой кондиционирования 2-й этаж.

АКЦИОНЕРНЫЙ КАПИТАЛ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

Размер Уставного капитала ОАО «ТД ГУМ» составляет 60 000 000 (Шестьдесят миллионов) рублей и разделен на 60 000 000 (Шестьдесят миллионов) именных обыкновенных акций номинальной стоимостью 1 (Один) рубль каждая.

Объявленные акции для дополнительного размещения составляют 12 000 000 (Двенадцать миллионов) штук номинальной стоимостью 1 (Один) рубль на общую сумму 12 000 000 (Двенадцать миллионов) рублей.

По состоянию на 1 марта 2001г. реестр акционеров ОАО «ТД ГУМ» включает 10 209 акционеров: 101 юридическое лицо и 10 108 физических лиц (в том числе сотрудники ОАО «ТД ГУМ» — 618 человек), из них иностранных акционеров — 17 юридических и 44 физических лиц.




LONGINES


TISSOT

СПИСОК КРУПНЕЙШИХ АКЦИОНЕРОВ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

Акционер	Доля в уставном капитале (%)
ИНГ Депозитарий (номинальный держатель)	44,52
ЗАО Инвестиционная Компания «Деловые Услуги» (доверительный управляющий)	8,07
КБ «Чейз Манхеттен Банк Интернешнл» (номинальный держатель)	6,95
ЗАО «Объединенная депозитарная компания» (номинальный держатель)	6,04
ЗАО «Депозитарно-Клиринговая Компания» (номинальный держатель)	3,45

Акционерным обществом «Торговый Дом ГУМ» произведено пять выпусков ценных бумаг: 2.09.92 г., 22.06.93 г., 6.07.95 г., 15.08.97 г. Все выпуски акций общества, кроме пятого выпуска размещены полностью.

Именные обыкновенные акции ОАО «ТД ГУМ» постоянно котируются и торгуются на ведущих площадках России. Это Российская Торговая Система, Московская Межбанковская Валютная Биржа.

ОАО «ТД ГУМ» совместно с Бэнк оф Нью-Йорк (США) произведено размещение Американских Депозитарных Расписок 1-го уровня (ADR level 1), которое началось в 1996 г. Конвертация акций в АДР происходит по принципу: две обыкновенные акции ОАО «ТД ГУМ» на одну АДР. Благодаря сохраняющемуся интересу к ценным бумагам нашей компании регулярно производится конвертация акций в АДР и наоборот в зависимости от целей инвесторов. Американские Депозитарные Расписки первого уровня ОАО «ТД ГУМ» активно обращаются на Берлинской, Франкфуртской и Штутгардской биржах, а также внебиржевом рынке США.

Предложения по распределению прибыли, полученной в 2000 году и основные направления развития ОАО «ТД ГУМ» на 2001 г.

ПРЕДЛОЖЕНИЯ ПО РАСПРЕДЕЛЕНИЮ ПРИБЫЛИ, ПОЛУЧЕННОЙ В 2000 ГОДУ

Предлагается для утверждения распределение прибыли, полученной в 2000 году по «ОАО ТД ГУМ», по следующим направлениям:

- фонд потребления – 18,57 млн. руб.,
- фонд накопления – 72,21 млн. руб.,
- фонд капитальных вложений 177,70 млн. руб.,
- фонд социальной сферы – 3,61 млн. руб.,
- благотворительный фонд – 3,00 млн. руб.,
- на выплату дивидендов 72,00 млн. руб.,

Всего 347,09 млн. руб.

С учетом предложенного распределения прибыли, полученной ОАО «ТД ГУМ» за 2000 г., и прибыли, полученной дочерними обществами за 2000 г., сводная прибыль будет распределена по следующим направлениям:

- фонд потребления – 25,87 млн. руб.,
- фонд накопления – 86,31, млн. руб.,
- фонд капитальных вложений 184,29 млн. руб.,
- фонд социальной сферы – 4,22 млн. руб.,
- благотворительный фонд – 3,73 млн. руб.,
- на выплату дивидендов акционерам ОАО «ТД ГУМ» — 72,00 млн. руб.,
- на выплату дивидендов дочерними обществами ОАО «ТД ГУМ» 12,52 млн. руб.,

Всего 388,94 млн. руб.


Фонд потребления 5%
Дивиденды 21%
Фонд накопления 21%
Благотворительный фонд 1%
Фонд социальной сферы 1%
Фонд капитальных вложений 51%


Фонд потребления 6,6%
Дивидедты 21,7%
Фонд накопления 22,2%
Благотворительный фонд 1%
Фонд социальной сферы 1,1%
Фонд капитальных вложений 47,4%

ДИВИДЕНДЫ

25 января 2001 года Советом директоров ОАО «Торговый Дом ГУМ» принято решение о выплате промежуточных дивидендов за первое полугодие 2000 года в денежной форме.

Размер промежуточных дивидендов был определен в сумме 50 копеек на одну обыкновенную акцию номинальной стоимостью 1 рубль. Выплата производится с 26 февраля 2001 г., и на сегодняшний день все начисленные дивиденды за первое полугодие 2000 года практически выплачены.

По результатам работы за 2000 г. Совет директоров ОАО «Торговый Дом ГУМ» рекомендует общему годовому собранию акционеров выплатить дивиденды в размере 70 копеек на одну обыкновенную акцию номинальной стоимостью 1 рубль. Таким образом предполагается, что общая сумма дивидендов на одну обыкновенную акцию Открытого акционерного общества «Торговый Дом ГУМ» за 2000 год составит 1 рубль 20 копеек.

ОСНОВНЫЕ НАПРАВЛЕНИЯ РАЗВИТИЯ ОАО «ТОРГОВЫЙ ДОМ ГУМ» НА 2001г.

Основными направлениями развития ОАО «ТД ГУМ» в 2001 году являются:

1. Повышение конкурентоспособности акционерного общества на потребительском рынке г. Москвы за счет проведения взвешенной ассортиментной и ценовой политики, постоянного улучшения условий и качества обслуживания покупателей.

2. Дальнейшее улучшение финансового состояния акционерного общества. Рост его капитализации, достижение высоких финансово-экономических показателей и обеспечение дивидендов акционерам.

3. Продолжение реставрационных и капитальных работ по приспособлению здания ГУМа на Красной площади к торговле в современных условиях: создание новых торговых площадей на 3-м этаже и антресолях, улучшение дизайна салонов и вестибюлей, обеспечение высокого уровня комфортности для покупателей и персонала.

4. Эффективное использование торговых площадей за счет оптимизации площадей существующих салонов, открытия высокодоходных и закрытия малоэффективных салонов, сокращения вспомогательных и подсобных помещений. Организация торговли на первой четверти 3-го этажа и антресолей здания ГУМа на Красной площади.

5. Открытие новых и развитие существующих потребительских комплексов товаров за счет введения новых, наиболее рентабельных торговых марок. Оптимизация размещения товарных групп и их концентрация в определенных зонах здания ГУМа на Красной площади, что создаст максимум удобств покупателям при покупке товаров.

6. Совершенствование механизма взаимоотношений с фирмами-партнерами, поиск и подбор новых, стратегически выгодных для акционерного общества компаний, установление с ними партнерских взаимоотношений.

7. Компьютеризация акционерного общества и завершение внедрения корпоративной информационной системы JD Edwards в целях автоматизации процессов управления и товародвижения.

8. Проведение эффективной рекламной политики, повышающей имидж ОАО «ТД ГУМ», обеспечивающей рост объема продаж и привлечение дополнительного числа покупателей.

9. Подбор квалифицированных кадров, подготовка резерва руководителей и специалистов, повышение квалификации персонала, совершенствование системы оплаты труда и усиление материального стимулирования труда персонала.






ARTICOLI
Audi A4

БУХГАЛТЕРСКАЯ ОТЧЕТНОСТЬ ОАО «ТД ГУМ»

БАЛАНС ПРЕДПРИЯТИЯ
НА 1 ЯНВАРЯ 2001 г.

АКТИВ	Код стр.	На начало года	На конец года
1	2	3	4
I.ВНЕОБОРОТНЫЕ АКТИВЫ			
Нематериальные активы (04, 05), в том числе:	110	690	1 741
патенты, лицензии, товарные знаки, иные аналогичные с перечисленными правами активы	111	690	1 741
Организационные расходы	112		
Основные средства (01, 02, 03), в том числе:	120	165 181	228 297
земельные участки и объекты природопользования	121		
здания, машины, оборудование и др. основные средства	122	165 181	228 297
Незавершенное строительство (07, 08, 61)	130	7 196	26 660
Доходные вложения в материальные ценности (03)	135		
в том числе им-во для передачи в лизинг	136		
Им-во, предоставляемое по договору проката	137		
Долгосрочные финансовые вложения (06, 82), в том числе:	140	188 770	198 721
инвестиции в дочерние общества	141	33 152	33 412
инвестиции в зависимые общества	142		
инвестиции в другие организации	143	2 510	2 586
займы, предоставленные организациям на срок более 12 месяцев	144	1 825	810
прочие долгосрочные финансовые вложения	145	151 283	161 913
Прочие внеоборотные активы	150		
Итого по разделу I	190	361 837	455 419
II. ОБОРОТНЫЕ АКТИВЫ			
Запасы, в том числе:	210	389 471	325 594
сырье, материалы и другие аналогичные ценности (10, 12, 13, 16)	211	15 268	21 541
животные на выращивании и откорме (11)	212		
затраты в незавершенном производстве (издержках обращения) (20, 21, 23, 29, 30, 36, 44)	213	1 200	77
готовая продукция и товары для перепродажи (16, 40, 41)	214	370 900	303 213
товары отгруженные (45)	215		
расходы будущих периодов (31)	216	2 103	763
прочие запасы и затраты	217		
НДС по приобретенным ценностям (19)	220	1 444	57 054
Дебиторская задолженность (после 12 мес.), в том числе:	230	1 654	1 617
покупатели и заказчики (62, 76, 82)	231	48	334
векселя к получению (62)	232		
задолженность дочерних и зависимых обществ (78)	233		
авансы выданные (61)	234	103	
прочие дебиторы	235	1 503	1 283
Дебиторская задолженность(в течение 12 мес.), в том числе:	240	55 889	90 410
покупатели и заказчики (62, 76, 82)	241	2 972	25 035
векселя к получению (62)	242		

АКТИВ	Код стр.	На начало года	На конец года
1	2	3	4
задолженность дочерних и зависимых обществ (78)	243	17 870	12 137
задолженность участников (учредителей) по взносам в уставный капитал (75)	244		
авансы выданные (61)	245	19 985	6 237
прочие дебиторы	246	15 062	47 001
Краткосрочные финансовые вложения (56, 58, 82), в том числе:	250	18 379	117 942
Займы, предоставленные организациям на срок менее 12 месяцев	251	5 479	5 498
собственные акции, выкупленные у акционеров	252		
прочие краткосрочные финансовые вложения	253	12 900	112 444
Денежные средства, в том числе:	260	250 074	320 182
касса (50)	261	1 264	1 417
расчетные счета (51)	262	34 665	221 619
валютные счета (52)	263	211 461	77 971
прочие денежные средства (55,56,57)	264	2 684	19 175
Прочие оборотные активы	270		
Итого по разделу II	290	716 911	912 799
БАЛАНС (сумма строк 190, 290)	300	1 078 748	1 368 218

ПАССИВ	Код стр.	На начало года	На конец года
1	2	3	4
III. КАПИТАЛ И РЕЗЕРВЫ			
Уставный капитал (85)	410	60 000	60 000
Добавочный капитал (87)	420	140 180	199 829
Резервный капитал (86)	430	7 570	7 570
в том числе:			
резервные фонды, образованные в соответствии с законодательством	431	7 570	7 570
резервы, образованные в соответствии с учредительными документами	432		
Фонд социальной сферы (88	440	4 689	4 689
Фонд накопления(88)	441	232 606	377 612
Фонд потребления	442	78 858	72 982
Целевое финансирование и поступления (96)	450		
Нераспределенная прибыль прошлых лет (88)	460	319 044	
Непокрытые убытки прошлых лет (88)	465		
Нераспределенная прибыль отчетного года:	470		347 087
в т.ч. доля меньшинства	471		
Непокрытый убыток отчетного года:	475		
в т.ч. доля меньшинства	476		
Итого по разделу III	490	842 947	1 069 769
Доля меньшинства в уставном капитале	491		
IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Займы и кредиты (92,95)	510		
в том числе:			
кредиты банков, подлежащие погашению более чем через 12 месяцев после отчетной даты	511		
прочие займы, подлежащие погашению более чем через 12 месяцев после отчетной даты	512		
прочие долгосрочные пассивы	520		
Итого по разделу IV	590		

ПАССИВ	Код стр.	На начало года	На конец года
1	2	3	4
V. КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Заемные средства (90, 94)	610	3 431	
в том числе:			
кредиты банков, подлежащие погашению в течение 12 месяцев после отчетной даты	611	3 431	
прочие займы, подлежащие погашению в течение 12 месяцев после отчетной даты	612		
Кредиторская задолженность	620	227 369	290 169
в том числе:			
поставщики и подрядчики (60,76)	621	198 180	242 588
векселя к уплате (60)	622		
Задолженность перед дочерними и зависимыми обществами (78)	623	10 052	27 467
Задолженность перед персоналом организации (70)	624	3 515	
Задолженность перед государствен. и внебюджетными фондами (69)	625	1 149	2 566
Задолженность перед бюджетом (68)	626	6 362	10 542
авансы полученные (64)	627	277	
прочие кредиторы	628	7 834	7 006
Расчеты по дивидендам (75)	630	661	3 749
Доходы будущих периодов (83)	640	4 340	4 531
Резервы предстоящих расходов и платежей (89)	650		
Прочие краткосрочные пассивы	660		
Итого по разделу V	690	235 801	298 449
БАЛАНС (сумма строк 490 + 491 + 590 + 690)	700	1 078 748	1 368 218

СПРАВКА О НАЛИЧИИ ЦЕННОСТЕЙ, УЧИТЫВАЕМЫХ НА ЗАБАЛАНСОВЫХ СЧЕТАХ

Наименование забалансового счета	Код стр.	На начало года	На конец года
1	2	3	4
Арендованные основные средства (001)	910		
в том числе по лизингу	911		
Товарно-материальные ценности, принятые на ответственное хранение (002	920		104
Товары, принятые на комиссию (004)	930	17 388	16 487
Списанная в убыток задолженность неплатежеспособных дебиторов (007)	940		730
Обеспечение обязательств и платежей полученные (008)	950		
Обеспечение обязательств и платежей выданные (009)	960		
Износ жилфонда (014)	970		
Износ объектов внешнего благоустройства и других аналогичных объектов	980		
Бланки строгой отчетности	990		1

ОТЧЕТ О ФИНАНСОВЫХ РЕЗУЛЬТАТАХ
С 1 ЯНВАРЯ 2000 ПО 1 ЯНВАРЯ 2001
ФОРМА № 2 ПО ОКУД

Наименование показателя	Код стр.	За отчетный период	За аналогичный период прошлого года
1	2	3	4
Выручка(нетто) от реализации товаров, продукции, работ, услуг (за минусом НДС, акцизов и аналог. обязательных платежей) — втч:	10	1 670 113	1 458 988
От продажи товаров, продукции	11	1 190 521	1 109 193
От совместного исп. площадей и аренды собственных площадей	12	476 645	346 006
От реализации услуг	13	2 947	3 789
Себестоимость реализации товаров , продукции, работ, услуг — втч:	20	898 019	822 871
От продажи товаров, продукции	21	895 932	821 735
От совместного исп. площадей и аренды собственных площадей	22		
От реализации услуг	23	2 087	1 136
Валовая прибыль	29	772 094	636 117
Коммерческие расходы	30	338 497	219 599
Управленческие расходы	40		
Прибыль(убыток) от реализации (строки 010-020-030-040)	50	433 597	416 518
Проценты к получению	60	4 966	1 530
Проценты к уплате	70		
Доходы от участия в других организациях	80	25 913	35 680
Прочие операционные доходы	90	27 1 391	71 712
Прочие операционные расходы	100	298 556	89 289
Прочие внереализационные доходы	120	75 880	114 412
Прочие внереализационные расходы	130	44 761	91 010
Прибыль(убыток) до налогообложения	140	468 430	459 553
Доля меньшинства	145		
Налог на прибыль и иные обязательные платежи	150	121 343	140 509
Прибыль(убыток) от обычной деятельности	160	347 087	319 044
Доля меньшинства	165		
Чрезвычайные доходы	170		
Чрезвычайные расходы	180		
Нераспределенная прибыль (убыток) отчетного периода (строки 160 + 170 - 180)	190	347 087	319 044
Доля меньшинства	195		

Наименование показателя	Код стр.	За отчетный период	За аналогичный период прошлого года
1	2	3	4
СПРАВОЧНО			
Дивиденды, приходящиеся на одну акцию:			
по привилегированным	201		
по обычным	202		
Предполагаемые в следующем отчетном году суммы дивидендов, приходящихся на 1 акцию			
по привилегированным	203		
по обычным	204		

РАСШИФРОВКА ОТДЕЛЬНЫХ ПРИБЫЛЕЙ И УБЫТКОВ

Наименование показателя	Код стр.	За отчетный период		За предыдущий период	
		Прибыль	Убыток	Прибыль	Убыток
1	2	3	4	5	6
Штрафы, пени и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании	210	2	73		66
Прибыль убыток прошлых лет	220	2 424	152	384	10 963
Возмещение убытков, причиненных неисполнением или ненадлежащим исполнением обязательств.	230	80	3	573	4
Курсовые разницы по операциям в иностранной валюте	240	41 633	42 612	64 455	76 610
Снижение себестоимости материально-производственных запасов на конец отчетного года	250				
Списание дебиторских и кредиторских задолженностей, по которым истек срок исковой давности	260	548	774	1 652	323

ОТЧЕТ О ДВИЖЕНИИ КАПИТАЛА

ФОРМА № 3 ПО ОКУД

Наименование показателя	Код стр.	Остаток на начало года	Поступило в отчетном году	Израсходовано в отчетном году	Остаток на конец года
1	2	3	4	5	6
1.СОБСТВЕННЫЙ КАПИТАЛ					
Уставный капитал	10	60 000			60 000
Добавочный капитал	20	140 180	59 649		199 829
в т.ч. прирост стоимости имущества по переоценке	21	- 4 112			
Резервный фонд	30	7 570			7 570
Нераспределенная прибыль отчетного года	40		347 087		347 087
Нераспределенная прибыль прошлых лет	50	319 044		319 044	
Фонд средств социальной сферы	60	4 689	2 864	2 864	4 689
в т.ч. фонд накопления.	61	232 606	311 676	166 670	377 612
в т.ч. фонд потребления	62	78 858	7 500	13 376	72 982
Целевое финансирование и поступления из бюджета	70				
	72				
Итого по разделу I	079	842 947	728 776	501 954	1 069 769
Резервы предстоящих расходов и Платежей	080				
	081				
	082				
	083				
Итого по разделу II	089				
Оценочные резервы – всего	090				
	091				
	092				
Итого по разделу III	099				

Наименование показателя	Код стр.	За отчетный период	За предыдущий период
1	2	3	4
Величина капитала на начало отч. года	100	60 000	60 000
Увеличение капитала — всего	110		
В том числе:			
	111		
	112		
	113		
	114		
	115		
Уменьшение капитала — всего	120		
	121		
	122		
	123		
	124		
Величина капитала на конец отчетного периода	130	60 000	60 000

СПРАВКИ

Наименование показателя	Код стр.	Остаток на начало	Остаток на конец
1	2	3	4
1)Чистые активы	150	849 274	1 049 501
		Из бюджета	Из отраслевых и межотраслевых фондов
		3	4
2)Получено на:			
финансирование капитальных вложений	191		
финансирование научно-исследовательских работ	192		
возмещение убытков	193		
социальное развитие	194		
прочие цели	195		

ОТЧЕТ О ДВИЖЕНИИ ДЕНЕЖНЫХ СРЕДСТВ

ФОРМА № 4 ПО ОКУД

Наименование показателя	Код стр.	Сумма	В том числе		
			по текущей деятельности	по инвестиц. деятельности	по финансовой деятельности
1	2	3	4	5	6
1. Остаток денежных средств на начало года	10	248 194			
2. Поступило денежных средств — всего	20	3 615 600	3 559 922	51 298	4 380
в том числе:					
выручка от реализации товаров, продукции, работ и услуг	30	2 768 378	2 768 378		
выручка от реализации основных средств и иного имущества	40	353		353	
авансы, полученные от покупателей (заказчиков)	50				
бюджетные ассигнования и иное целевое финансирование	60	235	235		
Безвозмездно	70				

Наименование показателя	Код стр.	Сумма	В том числе		
			по текущей деятельности	по инвестиц. деятельности	по финансовой деятельности
1	2	3	4	5	6
кредиты, займы	80	140 913	140 913		
Займы полученные	85				
дивиденды, проценты по финансовым вложениям	90	1 767			1 767
прочие поступления	110	703 936	650 378	50 945	2 613
в том числе:	111				
	112				
	113				
3.Направлено денежных средств – всего	120	3 560 411	3 049 689	302 549	108 143
в том числе:					
на оплату приобретенных товаров, работ, услуг	130	1 856 469	1 856 469		
на оплату труда	140	60 637			
отчисления на социальные нужды	150	39 393			
на выдачу подотчетных сумм	160	10 785	10 785		
на выдачу авансов	170				
на оплату долевого участия в строительстве	180				
на оплату машин, оборудования и транспортных средств	190	3 673		3 673	
на финансовые вложения	200	331 953		298 876	33 077
на выплату дивидендов					
Процентов	210	75 066			75 066
на расчеты с бюджетом	220	346 173	346 173		
на оплату процентов по полученным кредитам, займам	230	3 836	3 836		
прочие выплаты, перечисления и т.п.	250	832 426	832 426		
4.Остаток денежных средств на конец отчетного периода	260	303 383			
СПРАВОЧНО:					
Из строки 020 поступило по наличному расчету (кроме данных					
по строке 100) – всего	270	90 257			
в том числе по расчетам:					
с юридическими лицами	280	1 790			
с физическими лицами	290	88 467			
из них с применением					
контрольно-кассовых аппаратов	291	88 467			
бланков строгой отчетности	292				
Наличные денежные средства:					
поступило из банка в кассу организации	295	6 853			
сдано в банк из кассы организации	296	80 855			

ПРИЛОЖЕНИЕ К БУХГАЛТЕРСКОМУ БАЛАНСУ
ФОРМА № 5 ПО ОКУД

1. ДВИЖЕНИЕ ЗАЁМНЫХ СРЕДСТВ

Наименование показателя	Код стр.	Остаток на начало года	Получено	Погашено	Остаток на конец года
1	2	3	4	5	6
Долгосрочные кредиты банков	110				
в том числе не погашенные в срок	111				
Прочие долгосрочные займы	120				
в том числе не погашенные в срок	121				
Краткосрочные кредиты банков	130	3 431	140 931	144 362	
в том числе не погашенные в срок	131				
Прочие краткосрочные займы	140				
в том числе не погашенные в срок	141				

2. ДЕБИТОРСКАЯ И КРЕДИТОРСКАЯ ЗАДОЛЖЕННОСТЬ

Наименование показателя	Код стр.	Остаток на начало года	Возникло обязательств	Погашено обязательств	Остаток на конец года
1	2	3	4	5	6
Дебиторская задолженность краткосрочная	210	55 889	2 083 368	2 048 847	90 410
в том числе просроченная	211		111	42	69
из нее длительностью свыше 3 месяцев	212		111	42	69
Долгосрочная	220	1 654	428	465	1 617
в том числе просроченная	221	229	40	266	3
из нее длительностью свыше 3 месяцев	222	229	40	266	3
из стр. 220 задолженность, платежи по которой ожидаются более чем через 12 месяцев после отчетной даты	223	1 654	428	465	1 617
Кредиторская задолженность:					
Краткосрочная	230	222 029	2 799 521	2 737 563	283 987
в том числе просроченная	231	81 891	77 573	124 675	34 789
свыше 3 месяцев	232	81 891	77 573	124 675	34 789
Долгосрочная	240	5 340	6 153	5 311	6 182
в том числе просроченная	241	134	6 153	105	6 182
из нее длительностью свыше 3 месяцев	242	134	6 153	105	6 182
из стр. 240 задолж., платежи по которой ожид.					
более чем через 12 мес. после отчетной даты	243	5 340	6 153	5 311	6 182
Обеспечения:					
Полученные	250				
в том числе от третьих лиц	251				
Выданные	260				
в том числе третьим лицам	261				

СПРАВКИ К РАЗДЕЛУ 2

Наименование показателя	Код стр.	Остаток на начало года	Возникло обязательств	Погашено обязательств	Остаток на конец года
1	2	3	4	5	6
1)Движение векселей					
Векселя выданные	262				
в том числе просроченные	263				
Векселя полученные	264				
в том числе просроченные	265				
2)Дебиторская задолженность					
по отгрузке продукции (работ, услуг) по фактической себестоимости	266	3 020	1 745 064	1 722 715	25 369

3) ПЕРЕЧЕНЬ ОРГАНИЗАЦИЙ-ДЕБИТОРОВ, ИМЕЮЩИХ НАИБОЛЬШУЮ ЗАДОЛЖЕННОСТЬ

Наименование организации	Код стр.	Остаток на конец года	
		всего	в т. ч. длительностью свыше 3 месяцев
1	2	3	4
ГУОП (Главное управление охраны памятник.)	270	21 645	11 530
Ди-ди-си	271	847	42
Омига	272	637	
Группа Модуль	273	1 480	
	274		
	275		

4) ПЕРЕЧЕНЬ ОРГАНИЗАЦИЙ-КРЕДИТОРОВ, ИМЕЮЩИХ НАИБОЛЬШУЮ ЗАДОЛЖЕННОСТЬ

Наименование организации	Код стр.	Остаток на конец года	
		всего	в т. ч. длительностью свыше 3-х месяцев
1	2	3	4
Ла Моде	276	35 246	21 617
Эсте Лаудер	277	16 788	3 615
Риал Систем	278	8 583	
Мода Люкс	279	7 354	
Оптим – 98	280	6 897	
Соуп Бери Шоп	281	5 924	5 924
	282		
	283		
	284		

3. АМОРТИЗИРУЕМОЕ ИМУЩЕСТВО

Наименование показателя	Код стр.	Остаток на начало года	Поступило (введено)	Выбыло	Остаток на конец года
1	2	3	4	5	6
I. НЕМАТЕРИАЛЬНЫЕ АКТИВЫ					
Права на объекты интеллектуальной (промышленной) собственности	310	1 232	1 337	374	2 195
в том числе права,возникающие: из авторских и иных договоров на произведения науки, литературы, искусства и объекты смежных прав, на программы ЭВМ базы данных и др.	311	1 232	1 337	374	2 195
из патентов на изобретения, промышленные образцы, коллекц. достижения, из свидет. на полезные модели, тов.знаки и знаки обслуж-я или лицензионных договоров на их использование	312				
из прав на ноу-хау	313				
Права на пользование обособленными природными объектами	320				
Организационные расходы	330				
Деловая репутация организации	340				
Прочие	349	146	144	139	151
Итого (сумма строк 310 + 320 + 330 + 340 + 349)	350	1 378	1 481	513	2 346
II. ОСНОВНЫЕ СРЕДСТВА					
Земельные участки и объекты природопользования	360				
Здания	361	162 640	23 517	5 836	180 321
Сооружения	362	262	18		280
Машины и оборудование	363	33 820	52 543	2 617	83 746
Транспортные средства	364	3 040	4 098	777	6 361
Инструмент, производственный и хозяйственный инвентарь	365	1 023	402	809	616
Рабочий скот	366				
Продуктивный скот	367				
Многолетние насаждения	368				
Другие виды основных средств	369	22		7	15
Итого (сумма строк 360-369)	370	200 807	80 578	10 046	271 339
в том числе:					
производственные	371	194 121	80 439	10 037	264 523
непроизводственные	372	6 686	139	9	6 816
III. ДОХОДНЫЕ ВЛОЖЕНИЯ В МАТЕРИАЛЬНЫЕ ЦЕННОСТИ					
Имущество для передачи в лизинг	381				
Имущество, предоставл. по дог. проката	382				
Прочие	383				
Итого (сумма строк 381-383)	385				

СПРАВКИ К РАЗДЕЛУ 3

Наименование показателя	Код стр.	На начало года	Остаток на конец года
1	2	3	4
Из строки 371, графы 3 и 6			
передано в аренду	387	51 554	63 901
в том числе:			
Здания	388	49 092	48 374
Сооружения	389	2 462	15 527
	390		
Износ амортизируемого имущества:			
нематериальных активов	393	688	605
основных средств — всего	394	35 626	43 042
в том числе:			
зданий и сооружений	395	26 458	28 437
машин, оборудования, транспортных средств	396	8 843	14 277
Других	397	325	328
доходных вложений в материальные ценности	398		
СПРАВОЧНО			
Результат по индексации в связи с переоценкой основных средств:			
первоначальной (восстановительной) стоимости	401	- 7 703	
Износа	402	3 591	
Имущество, находящееся в залоге	403		
Ст-ть аморт. имущ-ва, по которому аморт. не начисл.— всего	404		
В т.ч. нематериальных активов	405		
основных средств	406		

4. ДВИЖЕНИЕ СРЕДСТВ ФИНАНСИРОВАНИЯ ДОЛГОСРОЧНЫХ ИНВЕСТИЦИЙ И ФИНАНСОВЫХ ВЛОЖЕНИЙ

Наименование показателя	Код стр.	Остаток на начало года	Начислено (образовано)	Использовано	Остаток на конец года
1	2	3	4	5	6
Собственные средства предприятия — всего	410		68 526	68 526	
в том числе:					
амортизация основных средств	411		8 034	8 034	
амортизация нематериальных активов	412		429	429	
прибыль, остающаяся в распоряжении предприятия (фонд накопления)	413		60 063	60 063	
Прочие	414				
Привлеченные средства — всего	420	3 431	140 931	144 362	
в том числе:					
кредиты банков	421	3 431	140 931	144 362	
заемные средства других предприятий	422				
долевое участие в строительстве	423				
из бюджета	424				
из внебюджетных фондов	425				
Прочие	426				
Всего собственных и привлеченных средств (сумма строк 410 и 420)	430	3 431	209 457	212 888	
СПРАВОЧНО					
Незавершенное строительство	440	7 196	145 251	125 787	26 660
Инвестиции в дочерние общества	450	33 152	3 000	2 740	33 412
Инвестиции в зависимые общества	460				

5. ФИНАНСОВЫЕ ВЛОЖЕНИЯ

Наименование показателя	Код стр.	Долгосрочные		Краткосрочные	
		на начало года	на конец года	на начало года	на конец года
1	2	3	4	5	6
Паи и акции других организаций	510	35 662	35 998		
Облигации и другие долговые обязательства	520	11 494	11 418	10 200	112 444
Предоставленные займы	530	1 825	810	5 479	5 498
Прочие	540	139 789	150 495	2 700	
СПРАВОЧНО					
По рыночной стоимости облигации и другие ценные бумаги	550				

6. ЗАТРАТЫ, ПРОИЗВЕДЕННЫЕ ОРГАНИЗАЦИЕЙ

Наименование показателя	Код стр.	За отчетный год	За предыдущий год
1	2	3	4
Материальные затраты	610	123 895	74 476
	611		
	612		
	613		
Затраты на оплату труда	620	90 769	49 910
Отчисления на социальные нужды	630	35 200	18 661
Амортизация основных средств	640	8 034	4 504
Прочие затраты	650	80 599	72 048
	651		
	652		
	653		
Итого по элементам затрат	660	338 497	219 599
Из общей суммы затрат отнесено на непроизводственные счета	661	6 599	9 736
Изменение остатков (прирост, уменьшение) незавершенного производства	670		
расходов будущих периодов	680		
резервов предстоящих расходов	690		

7. СОЦИАЛЬНЫЕ ПОКАЗАТЕЛИ

Наименование показателя	Код стр.	Причитается по расчету	Израсходовано	Перечислено в фонды
1	2	3	4	5
Отчисления на социальные нужды				
В фонд социального страхования	710	5 873	2 898	3 155
В Пенсионный фонд	720	29 920		29 184
В фонд занятости	730	1 550		1 426
На медицинское страхование	740	3 714		3 400
Отчисления в негосуд. пенсионные фонды	750			
Страх. взносы догов. добров.страхов., пенсий	755			
Среднесписочная численность работников	760	2 272		
Денежные выплаты и поощрения не связ. с поизв. продукции, вып. работ, оказ. услуг	770	9 421		
Доходы по акциям и вкладам в имущ. организации	780			

СВОДНАЯ БУХГАЛТЕРСКАЯ ОТЧЕТНОСТЬ ОАО «ТД ГУМ» С ДОЧЕРНИМИ ОБЩЕСТВАМИ

БАЛАНС ПРЕДПРИЯТИЯ
НА 1 ЯНВАРЯ 2001 г.

АКТИВ	Код стр.	На начало года	На конец года
1	2	3	4
I.ВНЕОБОРОТНЫЕ АКТИВЫ			
Нематериальные активы (04, 05), в том числе:	110	971	4 368
патенты, лицензии, товарные знаки, иные аналогичные с перечисленными правами активы	111	971	4 368
Организационные расходы	112		
Основные средства (01, 02, 03), в том числе:	120	176 444	246 469
земельные участки и объекты природопользования	121		
здания, машины, оборудование и др. основные средства	122	176 444	246 469
Незавершенное строительство (07, 08, 61)	130	8 370	27 021
Долгосрочные финансовые вложения (06, 82), в том числе:	140	156 142	156 222
инвестиции в дочерние общества	141	92	19
инвестиции в зависимые общества	142		
инвестиции в другие организации	143	2 846	2 922
займы, предоставленные организациям на срок более 12 месяцев	144	65	65
прочие долгосрочные финансовые вложения	145	153139	153 216
Прочие внеоборотные активы	150		
Итого по разделу I	190	341 927	434 080
II. ОБОРОТНЫЕ АКТИВЫ			
Запасы, в том числе:	210	522 532	454 472
сырье, материалы и другие аналогичные ценности (10, 12, 13, 16)	211	21 554	27 811
животные на выращивании и откорме (11)	212		
затраты в незавершенном производстве (издержках обращения) (20, 21, 23, 29, 30, 36, 44)	213	1 508	139
готовая продукция и товары для перепродажи (16, 40, 41)	214	496 831	425 181
товары отгруженные (45)	215	24	
расходы будущих периодов (31)	216	2 615	1 341
прочие запасы и затраты	217		
НДС по приобретенным ценностям (19)	220	1 920	84 150
Дебиторская задолженность (после 12 мес.), в том числе:	230	2 622	2 571
покупатели и заказчики (62, 76, 82)	231	122	492
векселя к получению (62)	232		
задолженность дочерних и зависимых обществ (78)	233		
авансы выданные (61)	234	405	302
прочие дебиторы	235	2 095	1 777
Дебиторская задолженность(в течение 12 мес.), в том числе:	240	54 183	90 755
покупатели и заказчики (62, 76, 82)	241	7 167	29 099
векселя к получению (62)	242		
задолженность дочерних и зависимых обществ (78)	243		

АКТИВ	Код стр.	На начало года	На конец года
1	2	3	4
задолженность участников(учредителей) по взносам в уставный капитал (75)	244	84	925
авансы выданные (61)	245	21 914	9 374
прочие дебиторы	246	25 018	51 357
Краткосрочные финансовые вложения (56, 58, 82), в том числе:	250	36 827	152 614
Займы, предоставленные организациям на срок менее 12 месяцев	251	1 179	1 179
собственные акции, выкупленные у акционеров	252		
прочие краткосрочные финансовые вложения	253	35 648	151 435
Денежные средства, в том числе:	260	292 432	377 206
касса (50)	261	1 793	2 031
расчетные счета (51)	262	69 233	261 872
валютные счета (52)	263	211 466	77 971
прочие денежные средства (55, 56, 57)	264	9 940	35 332
Прочие оборотные активы	270		
Итого по разделу II	290	910 516	1 161 768
БАЛАНС (сумма строк 190, 290)	300	1 252 443	1 595 848

ПАССИВ	Код стр.	На начало года	На конец года
1	2	3	4
III. КАПИТАЛ И РЕЗЕРВЫ			
Уставный капитал (85)	410	60 000	60 000
Добавочный капитал (87)	420	124 667	214 835
Резервный капитал (86)	430	8 864	8 864
в том числе:			
резервные фонды образованные в соответствии с законодательством	431	8 864	8 864
резервы, образованные в соответствии с учредительными документами	432		
Фонд социальной сферы (88)	440	4 701	5 231
Фонд накопления(88)	441	264 267	429 736
Фонд потребления	442	80 787	75 446
Целевое финансирование и поступления (96)	450	9	5
Нераспределенная прибыль прошлых лет (88)	460	358 064	9
Непокрытые убытки прошлых лет (88)	465	3 357	603
Нераспределенная прибыль отчетного года:	470		388 937
в т.ч. доля меньшинства	471		661
Непокрытый убыток отчетного года	475		7 762
в т.ч. доля меньшинства	476		409
Итого по разделу III	490	898 002	1 174 698
Доля меньшинства в уставном капитале	491	551	1 790
IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Займы и кредиты (92, 95)	510	1 466	
в том числе:			
кредиты банков, подлежащие погашению более чем через 12 месяцев после отчетной даты	511		
прочие займы, подлежащие погашению более чем через 12 месяцев после отчетной даты	512	1 466	
прочие долгосрочные пассивы	520		
Итого по разделу IV	590	1 466	

ПАССИВ	Код стр.	На начало года	На конец года
1	2	3	4
V. КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Заемные средства (90,94)	610	4 753	236
в том числе:			
кредиты банков, подлежащие погашению в течение 12 месяцев после отчетной даты	611	4 336	105
прочие займы, подлежащие погашению в течение 12 месяцев после отчетной даты	612	417	131
Кредиторская задолженность	620	342 217	410 607
в том числе:			
Поставщики и подрядчики (60, 76)	621	317 751	379 251
векселя к уплате (60)	622		
Задолженность перед дочерними и зависимыми обществами (78)	623		
Задолженность перед персоналом организации (70)	624	4 599	1 444
Задолженность перед государствен. и внебюджетными фондами (69)	625	2 251	3 325
Задолженность перед бюджетом (68)	626	8 359	17 839
авансы полученные (64)	627	319	789
прочие кредиторы	628	8 938	7 959
Расчеты по дивидендам (75)	630	901	3912
Доходы будущих периодов (83)	640	4 550	4 604
Резервы предстоящих расходов и платежей (89)	650	3	1
Прочие краткосрочные пассивы	660		
Итого по разделу VI	690	352 424	419 360
БАЛАНС (сумма строк 490 + 491 + 590 + 690)	700	1 252 443	1 595 848

СПРАВКА О НАЛИЧИИ ЦЕННОСТЕЙ, УЧИТЫВАЕМЫХ НА ЗАБАЛАНСОВЫХ СЧЕТАХ

Наименование забалансового счета	Код стр.	На начало года	На конец года
1	2	3	4
Арендованные основные средства (001)	910	14 109	14 370
в том числе по лизингу	911		
Товарно-материальные ценности, принятые на ответственное хранение (002)	920	3 592	9 920
Товары, принятые на комиссию (004)	930	17 692	16 490
Списанная в убыток задолженность неплатежеспособных дебиторов (007)	940		730
Обеспечение обязательств и платежей полученные (008)	950		
Обеспечение обязательств и платежей выданные (009)	960		
Износ жилфонда (014)	970		
Износ объектов внешнего благоустройства и других аналогичных объектов	980		
Бланки строгой отчетности	990		1

ОТЧЕТ О ФИНАНСОВЫХ РЕЗУЛЬТАТАХ
С 1 ЯНВАРЯ 2000 ПО 1 ЯНВАРЯ 2001
ФОРМА № 2 ПО ОКУД

Наименование показателя	Код стр.	За отчетный период	За аналогичный период прошлого года
1	2	3	4
Выручка(нетто) от реализации товаров, продукции, работ, услуг (за минусом НДС, акцизов и аналог. обязательных платежей) – втч:	10	2 224 577	1 956 919
От продажи товаров, продукции	11	1 723 020	1 585 262
От совместного исп. площадей и аренды собственных площадей	12	497 978	367 452
От реализации услуг	13	3 579	4 205
Себестоимость реализации товаров, продукции, работ, услуг – втч:	20	1 296 309	1 189 431
От продажи товаров, продукции	21	1 294 222	1 188 295
От совместного исп. площадей и аренды собственных площадей	22		
От реализации услуг	23	2 087	1 136
Валовая прибыль	29	928 268	767 488
Коммерческие расходы	30	448 402	298 573
Управленческие расходы	40	116	102
Прибыль(убыток) от реализации(строки 010-020-030-040)	50	479 750	468 813
Проценты к получению	60	5 102	1 611
Проценты к уплате	70		
Доходы от участия в других организациях.	80	38 160	43 484
Прочие операционные доходы	90	275 318	77 056
Прочие операционные расходы	100	313 413	98 705
Прочие внереализационные доходы	120	77 871	117 144
Прочие внереализационные расходы	130	45 946	93 834
Прибыль (убыток) до налогообложения	140	516 842	515 569
Доля меньшинства	145	381	1 069
Налог на прибыль и иные обязательные платежи	150	135 030	158 628
Прибыль (убыток) от обычной деятельности	160	381 812	356 941
Доля меньшинства	165	252	432
Чрезвычайные доходы	170		
Чрезвычайные расходы	180		
Нераспределенная прибыль (убыток) отчетного периода (строки 160 + 170 - 180):	190	381 812	356 941
Доля меньшинства	195	252	432

Наименование показателя	Код стр.	За отчетный период	За аналогичный период прошлого года
1	2	3	4
СПРАВОЧНО			
Дивиденды,приходящиеся на одну акцию:			
по привилегированным	201		
по обычным	202		
Предполагаемые в следующем отчетном году суммы дивидендов,приходящихся на 1 акцию			
по привилегированным	203		
по обычным	204		

РАСШИФРОВКА ОТДЕЛЬНЫХ ПРИБЫЛЕЙ И УБЫТКОВ

Наименование показателя	Код стр.	За отчетный период		За аналогичный период прошлого года	
		Прибыль	Убыток	Прибыль	Убыток
1	2	3	4	5	6
Штрафы, пени и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании	210	8	73	5	71
Прибыль убыток прошлых лет	220	2 500	188	941	11 711
Возмещение убытков, причиненных неисполнением или ненадлежащим исполнением обязательств.	230	80	3	573	5
Курсовые разницы по операциям в иностранной валюте	240	41 635	42 860	64 896	77 211
Снижение себестоимости материально-производственных запасов на конец отчетного года	250				
Списание дебиторских и кредиторских задолженностей, по которым истек срок исковой давности	260	737	895	2 048	607

ОТЧЕТ О ДВИЖЕНИИ КАПИТАЛА

ФОРМА № 3 ПО ОКУД

Наименование показателя	Код стр.	Остаток на начало года	Поступило в отчетном году	Израсходовано в отчетном году	Остаток на конец года
1	2	3	4	5	6
1. СОБСТВЕННЫЙ КАПИТАЛ					
Уставной капитал	10	60 000.00			60 000.00
Добавочный капитал	20	124 667	90 168		214 835
в т.ч. прирост стоимости имущества по переоценке	21	- 4 096			
Резервный фонд	30	8 864			8 864
Нераспределенная прибыль отчетного года	40		392 307	3 370	388 937
Нераспределенная прибыль прошлых лет	50	358 064		358 055	9
Фонд средств социальной сферы	60	4 701	3 870	3 340	5 231
в т.ч. фонд накопления.	61	264 267	348 623	183 154	429 736
в т.ч. фонд потребления	62	80 787	13 079	18 420	75 446
Целевое финансирование и поступления из бюджета	70	9	15	19	5
	72	9	15	19	5
Итого по разделу I	079	901 359	848 062	566 358	1 183 063
Резервы предстоящих расходов и платежей	080	3	29	31	1
	081	3	29	31	1
	082				
	083				
Итого по разделу II	089	3	29	31	1
Оценочные резервы — всего	090				
	091				
	092				
Итого по разделу III	099				

Наименование показателя	Код стр.	За отчетный период	За предыдущий период
1	2	3	4
Величина капитала на начало отч года	100	60 000	60 000
Увеличение капитала — всего	110		
В том числе:			
	111		
	112		
	113		
	114		
	115		
Уменьшение капитала — всего	120		
	121		
	122		
	123		
	124		
Величина капитала на конец отчетного периода	130	60 000	60 000

СПРАВКИ

Наименование показателя	Код стр.	Остаток на начало	Остаток на конец
1	2	3	4
1) Чистые активы	150	905 927	1 145 122
		Из бюджета	Из отраслевых и межотраслевых фондов
		3	4
2) Получено на:			
финансирование капитальных вложений	191		
финансирование научно-исследовательских работ	192		
возмещение убытков	193		
социальное развитие	194		
прочие цели	195		

ОТЧЕТ О ДВИЖЕНИИ ДЕНЕЖНЫХ СРЕДСТВ

ФОРМА № 4 ПО ОКУД

Наименование показателя	Код стр.	Сумма	В том числе		
			по текущей деятельности	по инвестиц. деятельности	по финансовой деятельности
1	2	3	4	5	6
1. Остаток денежных средств на начало года	10	283 296			
2. Поступило денежных средств — всего	20	4 735 871	4 679 582	51 335	4 954
в том числе:					
выручка от реализации товаров, продукции, работ и услуг	30	3 716 311	3 716 311		
выручка от реализации основных средств и иного имущества	40	560	66	390	104
авансы, полученные от покупателей (заказчиков)	50	882	882		
бюджетные ассигнования и иное целевое финансирование	60	749	749		
Безвозмездно	70				

Наименование показателя	Код стр.	Сумма	В том числе		
			по текущей деятельности	по инвестиц. деятельности	по финансовой деятельности
1	2	3	4	5	6
кредиты, займы	80	144 106	144 106		
займы полученные	85	283	283		
дивиденды, проценты по финансовым вложениям	90	2 191			2 191
прочие поступления	110	870 789	817 185	50 945	2 659
в том числе:	111				
	112				
	113				
3.Направлено денежных средств — всего	120	4 674 917	4 103 076	311 709	110 480
в том числе:					
на оплату приобретенных товаров, работ, услуг	130	2 424 710	2 424 710		
на оплату труда	140	94 445			
отчисления на социальные нужды	150	55 207			
на выдачу подотчетных сумм	160	16 352	16 352		
на выдачу авансов	170	21 008	17 967	3 041	
на оплату долевого участия в строительстве	180				
на оплату машин, оборудования и транспортных средств	190	9 692		9 692	
на финансовые вложения	200	379 103	45 150	298 876	35 077
на выплату дивидендов					
процентов	210	75 402			75 402
на расчеты с бюджетом	220	414 226	414 225		1
на оплату процентов по полученным кредитам, займам	230	4 454	4 354	100	
прочие выплаты, перечисления и т.п.	250	1 180 318	1 180 318		
4.Остаток денежных средств на конец отчетного периода	260	344 250			
СПРАВОЧНО:					
Из строки 020 поступило по наличному расчету(кроме данных					
по строке 100) — всего	270	755 405			
в том числе по расчетам:					
с юридическими лицами	280	5 865			
с физическими лицами	290	749 540			
из них с применением					
контрольно-кассовых аппаратов	291	749 540			
бланков строгой отчетности	292	2 569			
Наличные денежные средства:					
поступило из банка в кассу организации	295	6 856			
сдано в банк из кассы организации	296	698 015			

ПРИЛОЖЕНИЕ К БУХГАЛТЕРСКОМУ БАЛАНСУ
ФОРМА № 5 ПО ОКУД

1. ДВИЖЕНИЕ ЗАЁМНЫХ СРЕДСТВ

Наименование показателя	Код стр.	Остаток на начало года	Получено	Погашено	Остаток на конец года
1	2	3	4	5	6
Долгосрочные кредиты банков	110				
в том числе не погашенные в срок	111				
Прочие долгосрочные займы	120	1 466		1 466	
в том числе не погашенные в срок	121				
Краткосрочные кредиты банков	130	4 336	144 106	148 337	105
в том числе не погашенные в срок	131	124		124	
Прочие краткосрочные займы	140	417	283	569	131
в том числе не погашенные в срок	141				

2. ДЕБИТОРСКАЯ И КРЕДИТОРСКАЯ ЗАДОЛЖЕННОСТЬ

Наименование показателя	Код стр.	Остаток на начало года	Возникло обязательств	Погашено обязательств	Остаток на конец года
1	2	3	4	5	6
Дебиторская задолженность краткосрочная	210	54 183	2 937 931	2 901 359	90 755
в том числе просроченная	211	10	143	84	69
из нее длительностью свыше 3 месяцев	212	3	123	57	69
Долгосрочная	220	2 622	1 095	1 146	2 571
в том числе просроченная	221	264	41	301	4
из нее длительностью свыше 3 месяцев	222	264	41	301	4
из стр. 220 задолженность, платежи по которой ожидаются более чем через 12 месяцев после отчетной даты	223	2 622	1 095	1 146	2 571
Кредиторская задолженность:					
Краткосрочная	230	336 877	4 255 795	4 188 356	404 316
в том числе просроченная	231	84 030	78 255	127 496	34 789
свыше 3 месяцев	232	83 925	78 137	127 273	34 789
Долгосрочная	240	5 340	6 323	5 372	6 291
в том числе просроченная	241	134	6 214	166	6 182
из нее длительностью свыше 3 месяцев	242	134	6 214	166	6 182
из стр. 240 задолж., платежи по которой ожид.					
более чем через 12 мес. после отчетной даты	243	5 340	6 323	5 372	6 291
Обеспечения:					
Полученные	250				
в том числе от третьих лиц	251				
Выданные	260				
в том числе третьим лицам	261				

СПРАВКИ К РАЗДЕЛУ 2

Наименование показателя	Код стр.	Остаток на начало года	Возникло обязательств	Погашено обязательств	Остаток на конец года
1	2	3	4	5	6
1)Движение векселей					
Векселя выданные	262				
в том числе просроченные	263				
Векселя полученные	264				
в том числе просроченные	265				
2)Дебиторская задолженность					
по отгрузке продукции (работ, услуг) по фактической себестоимости	266	7 289	1 758 760	1 736 458	29 591

3) ПЕРЕЧЕНЬ ОРГАНИЗАЦИЙ-ДЕБИТОРОВ, ИМЕЮЩИХ НАИБОЛЬШУЮ ЗАДОЛЖЕННОСТЬ

Наименование организации	Код стр.	Остаток на конец года	
		всего	в т. ч. длительностью свыше 3 месяцев
1	2	3	4
ГУОП (Главное управление охраны памятник.)	270	21 645	11 530
Ди-ди-си	271	847	42
Омига	272	637	
Группа Модуль	273	1 480	
	274		
	275		

4) ПЕРЕЧЕНЬ ОРГАНИЗАЦИЙ-КРЕДИТОРОВ, ИМЕЮЩИХ НАИБОЛЬШУЮ ЗАДОЛЖЕННОСТЬ

Наименование организации	Код стр.	Остаток на конец года	
		всего	в т. ч. длительностью свыше 3 месяцев
1	2	3	4
Ла Моде	276	35 246	21 617
Эсте Лаудер	277	16 788	3 615
Риал Систем	278	8 583	
Мода Люкс	279	7 354	
Оптим — 98	280	6 897	
Соуп Бери Шоп	281	5 924	5 924
	282		
	283		
	284		

3. АМОРТИЗИРУЕМОЕ ИМУЩЕСТВО

Наименование показателя	Код стр.	Остаток на начало года	Поступило (введено)	Выбыло	Остаток на конец года
1	2	3	4	5	6
I. НЕМАТЕРИАЛЬНЫЕ АКТИВЫ					
Права на объекты интеллектуальной (промышленной) собственности	310	1 591	3 745	681	4 676
в том числе права,возникающие: из авторских и иных договоров *на произведения науки, литературы,* искусства и объекты смежных прав, *на программы ЭВМ базы данных и др.*	311	1 540	3 226	499	4 269
из патентов на изобретения, промышленные образцы, коллекц. достижения, из свидет. на полезные модели, тов.знаки и знаки обслуж-я или лицензионных договоров на их использование	312	51	519	182	407
из прав на ноу-хау	313				
Права на пользование обособленными природными объектами	320		1		
Организационные расходы	330				
Деловая репутация организации	340				
Прочие	349	245	483	141	587
Итого (сумма строк 310 + 320 + 330 + 340 + 349)	350	1 836	4 229	822	5 264
II. ОСНОВНЫЕ СРЕДСТВА					
Земельные участки и объекты природопользования	360				
Здания	361	162 640	23 583	5 836	180 387
Сооружения	362	385	18	107	296
Машины и оборудование	363	48 399	63 508	10 056	101 851
Транспортные средства	364	3 900	5 293	1 386	7 807
Инструмент, производственный и хозяйственный инвентарь	365	1 648	1 333	967	2 014
Рабочий скот	366				
Продуктивный скот	367				
Многолетние насаждения	368				
Другие виды основных средств	369	828	1 392	294	1 926
Итого (сумма строк 360-369)	370	217 800	95 127	18 646	294 281
в том числе:					
производственные	371	210 937	94 595	18 633	286 901
непроизводственные	372	6 863	532	15	7 380
III. ДОХОДНЫЕ ВЛОЖЕНИЯ В МАТЕРИАЛЬНЫЕ ЦЕННОСТИ					
Имущество для передачи в лизинг	381				
Имущество, предоставл. по дог. проката	382				
Прочие	383				
Итого (сумма строк 381-383)	385				

СПРАВКИ К РАЗДЕЛУ 3

Наименование показателя	Код стр.	На начало года	Остаток на конец года
1	2	3	4
Из строки 371, графы 3 и 6			
передано в аренду	387	51 554	63 901
в том числе:			
Здания	388	49 092	48 374
Сооружения	389	2 462	15 527
	390		
Износ амортизируемого имущества:			
нематериальных активов	393	865	896
основных средств — всего	394	41 356	47 812
в том числе:			
зданий и сооружений	395	26 486	28 448
машин, оборудования, транспортных средств	396	14 245	18 608
других	397	625	756
доходных вложений в материальные ценности	398		
СПРАВОЧНО			
Результат по индексации в связи с переоценкой основных средств:			
первоначальной (восстановительной) стоимости	401	-7 703	
износа	402	3 591	
Имущество, находящееся в залоге	403		
Ст-ть аморт. имущ-ва, по которому аморт. не начисл.— всего	404		
В т.ч. нематериальных активов	405		
основных средств	406		

4. ДВИЖЕНИЕ СРЕДСТВ ФИНАНСИРОВАНИЯ ДОЛГОСРОЧНЫХ ИНВЕСТИЦИЙ И ФИНАНСОВЫХ ВЛОЖЕНИЙ

Наименование показателя	Код стр.	Остаток на начало года	Начислено (образовано)	Использовано	Остаток на конец года
1	2	3	4	5	6
Собственные средства предприятия — всего	410		76 921	76 921	
в том числе:					
амортизация основных средств	411		10 045	10 045	
амортизация нематериальных активов	412		609	609	
прибыль, остающаяся в распоряжении предприятия (фонд накопления)	413		66 267	66 267	
прочие	414				
Привлеченные средства — всего	420	6 219	144 389	150 372	236
в том числе:					
кредиты банков	421	4 336	144 106	148 337	105
заемные средства других предприятий	422	1 216		1 096	120
долевое участие в строительстве	423				
из бюджета	424				
из внебюджетных фондов	425				
прочие	426	667	283	939	11
Всего собственных и привлеченных средств (сумма строк 410 и 420)	430	6 219	221 310	227 293	236
СПРАВОЧНО					
Незавершенное строительство	440	8 370	146 346	127 695	27 021
Инвестиции в дочерние общества	450	92	3	76	19
Инвестиции в зависимые общества	460				

5. ФИНАНСОВЫЕ ВЛОЖЕНИЯ

Наименование показателя	Код стр.	Долгосрочные		Краткосрочные	
		на начало года	на конец года	на начало года	на конец года
1	2	3	4	5	6
Паи и акции других организаций	510	2 938	2 941		
Облигации и другие долговые обязательства	520	11 614	11 538	10 456	114 700
Предоставленные займы	530	65	65	1 179	1 179
Прочие	540	141 525	141 678	25 192	36 735
СПРАВОЧНО					
По рыночной стоимости облигации и другие ценные бумаги	550				

6. ЗАТРАТЫ, ПРОИЗВЕДЕННЫЕ ОРГАНИЗАЦИЕЙ

Наименование показателя	Код стр.	За отчетный год	За предыдущий год
1	2	3	4
Материальные затраты	610	162 801	10 1671
	611		
	612		
	613		
Затраты на оплату труда	620	126 326	71 855
Отчисления на социальные нужды	630	48 644	26 913
Амортизация основных средств	640	10 045	5 988
Прочие затраты	650	100 702	92 248
	651		
	652		
	653		
Итого по элементам затрат	660	448 518	298 675
Из общей суммы затрат отнесено на непроизводственные счета	661	10 469	15 520
Изменение остатков (прирост, уменьшение) незавершенного производства	670		
расходов будущих периодов	680		
резервов предстоящих расходов	690		

7. СОЦИАЛЬНЫЕ ПОКАЗАТЕЛИ

Наименование показателя	Код стр.	Причитается по расчету	Израсходовано	Перечислено в фонды
1	2	3	4	5
Отчисления на социальные нужды				
В фонд социального страхования	710	8 222	3 887	4 497
В Пенсионный фонд	720	41 203		40 519
В фонд занятости	730	2 273		2 135
На медицинское страхование	740	5 065		4 702
Отчисления в негосуд. пенсионные фонды	750			
Страх. взносы догов. Добров. страхов.,пенсий	755	37		
Среднесписочная численность работников	760	3 261		
Денежные выплаты и поощрения, не связ. с поизв.продукции, вып. работ, оказ. услуг	770	13 512		
Доходы по акциям и вкладам в имущ. организации	780			

ЗАКЛЮЧЕНИЕ РЕВИЗИОННОЙ КОМИССИИ ПО РЕЗУЛЬТАТАМ РАБОТЫ ОАО «ТД ГУМ» И ДОЧЕРНИХ ОБЩЕСТВ ЗА 2000 ГОД

Ревизионная комиссия отмечает, что бухгалтерская отчетность ОАО «ТД ГУМ» с дочерними обществами подготовлена в соответствии с Федеральным Законом «О бухгалтерском учете» от 21 ноября 1996 года № 129-ФЗ, «Положением о бухгалтерском учете и отчетности в Российской Федерации», утвержденным приказом Минфина РФ от 29 июля 1998 года № 34н, Положением по бухгалтерскому учету «Учетная политика организации» (ПБУ 1/98), утвержденным приказом Минфина РФ от 9 декабря 1998года № 60н, Положением по бухгалтерскому учету «Бухгалтерская отчетность организации» (ПБУ 4/99), утвержденным приказом Минфина РФ от 6 июля 1999 года № 43н, а также другими действующими законодательными и нормативными документами.

В отчетном периоде Ревизионной комиссией рассмотрены результаты финансово-хозяйственной деятельности ОАО «ТД ГУМ» за 1 полугодие, 9 месяцев и год. Заслушаны отчеты ревизоров о деятельности ЗАО «ГУМ -Ганга», ЗАО «ГУМ–Красана», ЗАО «ГУМ–Симферополь», ЗАО «ГУМ–Прага», ЗАО «ГУМ–Ядран», информация руководителей отделов ОАО «ТД ГУМ» о состоянии сохранности товарно-материальных ценностей и денежных средств, организации централизованных закупок в 2000 году. Проведены проверки правильности использования собственных средств, состояния дебиторской и кредиторской задолженности.

Ревизионная комиссия отмечает, что полученная в 2000 году прибыль составила 388,94 млн. руб. и на 30,88 млн. руб., или на 8,6 % больше, чем в 1999 году. Вместе с тем 6 предприятий допустили убытки на сумму 7,76 млн. руб., в том числе авансовое использование прибыли на сумму 0,75 млн. руб. Убытки были допущены по следующим предприятиям: ЗАО «ГУМ - Траст» (совместная деятельность), образовавшееся в связи с созданием резерва под обесценение ценных бумаг, ЗАО «ГУМ - Симферополь»; по вновь созданному предприятию «ГУМ - Интернет»; по предприятиям, находящимся в стадии ликвидации - ЗАО «ГУМ на Кутузовском», ЗАО «ГУМ - Универсам», ООО «Вереница». Кроме того, по ликвидированным предприятиям – ЗАО «ГУМ–Спорт», ЗАО «ГУМ–Тверская», ЗАО «ГУМ на Ленинском» убытки составили 0,21 млн. руб.

Общая сумма уплаченных штрафов и пени в 2000 году составила 0,34 млн. рублей, или 0,04 % от суммы валовой прибыли, полученной в 2000 году.

Дебиторская задолженность возросла за 2000 год на 36,52 млн. руб., из них 26,34 млн. руб. приходится на задолженность бюджета по налогу на прибыль. Без учета этой задолженности рост дебиторской задолженности составил 17,9 % по отношению к 1999 году. Рост кредиторской задолженности за аналогичный период составил 19,4 %.

В 2000 году в акционерном обществе была обеспечена сохранность товарно-материальных ценностей.

Данные годовой бухгалтерской отчетности подтверждены инвентаризациями имущества и финансовых обязательств.

В ходе проверки официального внешнего независимого аудитора ЗАО «Юникон» МС - Консалтинговая Группа» бухгалтерией акционерного общества сделаны все исправительные проводки в отчете за 2000 год.

С учетом изложенного Ревизионная комиссия подтверждает достоверность консолидированного баланса акционерного общества на 1 января 2001 года в сумме 1 595,85 млн. рублей, результаты операций и движения денежных средств за проверенный период, финансовую и имущественную устойчивость ОАО «ТД ГУМ».

Ревизионная комиссия рекомендует принять меры по ускорению товарооборачиваемости, улучшению структуры доходов и оптимизации расходов, повышению эффективной работы, особенно ЗАО, улучшению их финансового положения, платежеспособности и недопущению убыточной деятельности, обеспечению своевременных расчетов акционерного общества с дебиторами и кредиторами, ускорению работы по практическому внедрению системы, комплексно автоматизирующей все основные участки деятельности ОАО «ТД ГУМ».

Председатель
Ревизионной комиссии
ОАО «ТД ГУМ»
Р. А. Салехов

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ТОРГОВЫЙ ДОМ ГУМ • GUM TRADING HOUSE • МОСКВА

ЗАКЛЮЧЕНИЕ ЗАО «ЮНИКОН/МС КОНСУЛЬТАЦИОННАЯ ГРУППА» АКЦИОНЕРАМ ОАО «ТОРГОВЫЙ ДОМ ГУМ» О СВОДНОЙ БУХГАЛТЕРСКОЙ ОТЧЕТНОСТИ ОАО «ТОРГОВЫЙ ДОМ ГУМ» ЗА 2000 ГОД

1. Нами проведен аудит прилагаемой сводной бухгалтерской отчетности открытого акционерного общества «Торговый Дом ГУМ» за 2000 год.

Данная отчетность подготовлена исполнительным органом ОАО «Торговый Дом ГУМ» в соответствии с нормами, установленными Федеральным законом от 21.11.96 № 129-ФЗ «О бухгалтерском учете» (в редакции последующих изменений и дополнений). Положением по ведению бухгалтерского учета и бухгалтерской отчетности в РФ, утвержденным приказом Минфина России от 29.07.98 №34н, Положением по бухгалтерскому учету «Бухгалтерская отчетность организации» (ПБУ 4/99), утвержденным приказом Минфина России от 6.07.99 №43н, приказом Минфина России от 13.01.2000 №4н «О формах бухгалтерской отчетности организаций», Методическими рекомендациями по составлению и представлению сводной бухгалтерской отчетности, утвержденными приказом Минфина России от 30.12.96 № 112, и другими нормативными актами РФ, регулирующими порядок ведения бухгалтерского учета и составления бухгалтерской отчетности.

2. Ответственность за подготовку отчетности несет исполнительный орган ОАО «Торговый Дом ГУМ». Наша обязанность заключается в том, чтобы высказать мнение о достоверности во всех существенных аспектах данной отчетности на основе проведенного аудита.

3. Мы проводили аудит в соответствии с Временными правилами аудиторской деятельности в РФ, утвержденными Указом Президента РФ от 22.12.93 №2263 «Об аудиторской деятельности в РФ», аудиторскими стандартами, одобренными Комиссией по аудиторской деятельности при Президенте РФ, а также в соответствии с требованиями внутрифирменных стандартов аудита.

4. Аудит планировался и проводился таким образом, чтобы получить достаточную уверенность в том, что сводная бухгалтерская отчетность не содержит существенных искажений. Аудит включал проверку на выборочной основе подтверждений числовых данных и пояснений, содержащихся в сводной бухгалтерской отчетности.

5. Нами были рассмотрены: отчетность о деятельности ОАО «Торговый Дом ГУМ», а также дочерних обществ: ЗАО «ГУМ-Подарки», ЗАО «ГУМ-Будапешт», ЗАО «ГУМ-Прага», ЗАО «ГУМ-Траст», ЗАО «ГУМ-Реконструкция» и ООО «Вереница» как юридических лиц.

Отчетность по совместной деятельности нами рассматривалась в объеме ее отражения в бухгалтерской отчетности участников группы: ОАО «Торговый Дом ГУМ» и ЗАО «ГУМ-Траст».

Доля обществ, в которых аудит бухгалтерской отчетности проведен компанией «ЮНИКОН МС/Консультационная Группа», составляет 85,49% от сводной валюты баланса.

В дочернем обществе ЗАО «ГУМ-Красана» достоверность бухгалтерской отчетности подтверждена аудиторской компанией ЗАО «Торгаудит» (г. Москва), лицензия ЦАЛАК Минфина России от 19.04.2000 № 005565. Лицензия действительна до 19 апреля 2003 года.

В дочернем обществе ЗАО «ГУМ-Ядран» достоверность бухгалтерской отчетности подтверждена аудиторско-консультационной фирмой ЗАО «Современные бизнес-технологии» (г. Москва), лицензия ЦАЛАК Минфина России от 7.06.99 № 000236. Лицензия действительна до 7 июня 2002 года.

Остальные дочерние общества не подлежат обязательному аудиту в соответствии с критериями, установленными постановлением Правительства РФ от 7.11.94 № 1355 «Об основных критериях (системе показателей) деятельности экономических субъектов, по которым их бухгалтерская (финансовая) отчетность подлежит обязательной ежегодной аудиторской проверке».

Мы полагаем, что проведенный аудит дает достаточные основания для того, чтобы высказать мнение о достоверности данной отчетности.

6. По нашему мнению, прилагаемая к настоящему заключению сводная бухгалтерская отчетность достоверна, то есть подготовлена таким образом, чтобы обеспечить во всех существенных аспектах отражение активов и пассивов ОАО «Торговый Дом ГУМ» по состоянию на 31.12.2000 г. и финансовых результатов его деятельности за 2000 год исходя из Федерального закона от 21.11.96 № 129-ФЗ «О бухгалтерском учете» (в редакции последующих изменений и дополнений), Положения по ведению бухгалтерского учета и бухгалтерской отчетности в РФ, утвержденного приказом Минфина России от 29.07.98 № 34н, Положения по бухгалтерскому учету «Бухгалтерская отчетность организации» (ПБУ 4/99), утвержденного приказом Минфина России от 6.07.99 № 43н, Методических рекомендаций по составлению и представлению сводной бухгалтерской отчетности, утвержденных приказом Минфина России от 30.12.96 № 112 (в редакции последующих изменений и дополнений), и других нормативных актов РФ, регулирующих порядок ведения бухгалтерского учета и составления бухгалтерской отчетности.

Приложение:

- Сводная бухгалтерская отчетность ОАО «Торговый Дом ГУМ» за 2000 год на 12 листах;
- Бухгалтерский баланс (форма № 1) — на 4 листах;
- Отчёт о прибылях и убытках (форма №2) — на 2 листах.

Управляющий директор департамента аудиторских услуг
Н.В. Харламова

Директор в департаменте аудиторских услуг
В. Н. Гончаров

Лицензия № 004196






ФРАНЦУЗСКАЯ
ФИНСКАЯ
ИТАЛЬЯНСКАЯ
ZERODODICI
OF BENETTON.
NITED COLORS
OF BENETTON.
R&L
МЕХА
TECIA
4

JSC «GUM TRADING HOUSE»

2000

Annual Report

Moscow — 2001

ADDRESS OF THE PRESIDENT OF JSC «GUM TRADING HOUSE» TO SHAREHOLDERS



Dear Shareholders,

In my annual address I would like to particularly stress that 2000 was a year of jubilee in our life.

10 years ago the numerous staff of GUM were the first in the national trading who were engaged in free business becoming one of the major joint stock companies of Russia.

The situation in the country was instable and did not contribute a lot to business prosperity. Many well-known companies could not stand the financial and foreign currency crisis of 1998. However, GUM Trading House not only retained an image of the Russian trading leader but also managed to strengthen its leading positions.

Special measures aimed to ensure the financial stability allowed us to find resources required for the further development.

In 2000 a wide-scale reconstruction of the GUM on Red Square building was continued.

Administrative and auxiliary premises of the third floor and entresols are gradually transformed into trading areas. This year, areas of more than 3000 sq. m. will allow buyers to buy goods in new boutiques of perfect design. To ensure the maximal comfort, escalators are likely to be assembled soon. In the year under review forty trading rooms were repaired, the conditioning of the second and third buildings was completed, a significant share of internal facades of the Main building was reconstructed. GUM continues its transformation into a modern well technically equipped Trading Center efficiently working and getting gains. Short payback period justifies significant investments into reconstruction. As a result, the trading area of the building is significantly growing.

A lot of attention is paid to convenient accommodation of commodity groups and brands, their concentration on specific areas, creation of new for GUM consumer complexes. For example, currently one can buy in the same zone products of more than forty leading producers of sport goods (Adidas, Nike, Reebok, Playlife, etc.). The Youth Fashion commodity block was created for the first time with a wide assortment of man's and woman's garments of the following brands: Marc O'Polo (Sweden), 4 You (Denmark), GAS (Italy), Another Woman (Holland). The new areas of the third floor and entresol part hosted a new consumer complex of House Textile trading in commodities of such companies as Togas, Borido, Piemont Teks. The Children Goods consumer complex will be opened in the forthcoming future.

Great attention is constantly focused on the improvement of the operations of the existing trading salons. Instead of low efficient ones, twenty new salons (more prestigious and attractive for consumers) were opened. They are «Cacharel», «Georges Rech», «Gentleman Collection», «Gerry Weber», «Baltman» woman's garments, «Barker», etc.

The revenues also grew due to the work aimed at optimization of assortments and development of the flexible pricing, expansion of centralized purchases of goods.

The commercial operations of subsidiaries were also perfected. News supplies were attracted, modern salons and sections were opened. Due to the improvement of the assortment policy, design perfection and reconstruction of premises, the revenues and turnover of GUM-Krasana increased by more than fifty percent.

After the appointment of a new manager, GUM-Yadran also significantly improved its performance. The trading areas were more efficiently applied, the assortment of goods expanded. As a result, the turnover per one square meter doubled, the gains raised.

We carefully watch the conjuncture modifications of the consumer market and make appropriate changes to our operations. Partner agreements were concluded with one of the leasing network foodstuff companies «Perekrestok».

There were opened supermarkets on ground floors of GUM-Budapest and GUM-Prague. They attracted additional buyer to sections of the said department stores.

The attention was also focused on our department stores in Kostroma and Smolensk that are the base for the further expansion of GUM to various regions of the country. Certainly, we take into account the processes ongoing in the Russian economy and the paying capacity of the population.

High business organization requirements forced us in 2000 to actively improve the management and organizational structures of the company, in particular, to introduce modern corporate information system JD Edwards, widely apply encouragement methods of the staff remuneration, more carefully select, appoint and train the staff.

The realization of strategic tasks of the joint stock company development allows us to come to the end of the previous year with results describing us as a stable and developing trading company: the turnover of 2000 came to Rb 2,785.9 mln, increasing by Rb 613 mln compared to 1999, the gross revenue – Rb 928.2, going up y Rb 160.8 mln, the balance sheet profit reached Rb 517.2, raising by Rb 576 tnd.

The results achieved in the year under review allows JSC «GUM Trading House» to pay its shareholders dividends and to continue an active investment policy for the further development of the joint stock company.

Sincerely yours,
V.L. Vechkanov,
President of JSC «GUM Trading House»


IsaDora


L'OREAL




GIESSWEIN

REPORT MADE BY THE BOARD OF DIRECTORS AND THE MANAGING BOARD OF JSC «GUM TRADING HOUSE»

MEMBERS OF THE BOARD OF DIRECTORS OF JSC «GUM TRADING HOUSE» ELECTED BY THE GENERAL MEETING OF SHAREHOLDERS ON APRIL 21, 2000

Full name	Position
1. Astreina M.K.	President, CJSC «Business Services»
2. Vechkanov V.L.	President, JSC «GUM Trading House»Chairman of the Managing Board of JSC «GUM Trading House»
3. Vinchel M.G.	Director General OJSC «IK «Prospek»
4. Kalinina N.G.	Director General, Moscow Production Textile Association «Krasnaya Zarya»
5. Korneyeva R.Y.	Chairman of the Trade Union of the Local Public Organization – Initial Trade Union Organization, JSC «GUM Trading House»
6. Kuzmin O.V.	Director General, CJSC «Absolut-Invest»
7. Levkovsky D.V.	Deputy Head, Moscow Representative Office of Diversified Investment Company Limited» in Moscow
8. Matveeva T.V.	Director General, CJSC «Registroniks»
9. Musorgina G.V.	Director General, CJSC «GUM-Podarki»
10. Nikitin A.A.	Director General, Moscow Footwear Factory «Parizhskaia Kommuna»
11. Sokolovskiy V.I.	First Deputy Chairman of the Directorate of the Moscow Memorial Protection
12. Solomatin Y.B.	Chairman of the Board of Directors, JSC «GUM Trading House»
13. Teplukhin P.M.	President, Troika-Dialog Managing Company
14. Filatov R.A.	Vice-president, Templeton Asset Management Ltd
15. Finger G.M.	Executive Director, Diversified Investment Company Limited

MEMBERS OF THE MANAGING BOARD OF JSC «GUM TRADING HOUSE»

Full name	Position
1. Vechkanov V.L.	President, JSC «GUM Trading House» Chairman of the Managing Board, JSC «GUM Trading House»
2. Yesin V.P.	Vice-president, JSC «GUM Trading House»
3. Kapuskin A.D.	Director, SK «GUM-Karacharovo»
4. Kirpicheva L.M.	Vice-president, JSC «GUM Trading House»
5. Kuznetsov S.B.	Director General, CJSC «GUM-Prague»
6. Li N.I.	Head of the Personnel Management Department, JSC «GUM Trading House»
7. Novitskiy A.I.	Director General, CJSC «GUM-Budapest»
8. Pavlov P.B.	Head of the Centralized Purchase Organized Unit of JSC «GUM Trading House»
9. Stepanov A.T.	Vice-president, JSC «GUM Trading House»
10. Stepanova V.N.	Chief Accountant, JSC «GUM Trading House»
11. Strogov Y.N.	Commercial Director, JSC «GUM Trading House» Central Facility

STRUCTURE OF JSC «GUM TRADING HOUSE»


JSC «GUM Trading House»
Moscow Subsidiaries-Department Stores
Structural Subdivisions, shops and GUM-Karacharovo Storage and Warehouse Facility
CJSC «GUM-Trust»
«Verenitsa» LLC
Regional Subsidiaries-Department Stores
«GUM-Internet» LLC
«GUM-Service» LLC
CJSC «GUM-Controlling»
100% participation in the authorized capital stock.
51 and more participation in the authorized capital stock


КЛАССИКА


ESTEE LAUDER
Makeup Center


BOSS
BOSS

PRINCIPAL RESULTS OF JSC «GUM TRADING HOUSE» FOR 2000

FINANCIAL RESULTS OF JSC «GUM TRADING HOUSE» WITH SUBSIDIARIES WERE IN 2000 AS FOLLOWS:

Index	Rb, mln
Turnover	2 785,9
Gross revenue	928,2
Trading costs	448,5
Trading revenues и	479,8
Balance of other revenues and costs	37,1
Balance sheet profit	517,2
Profit to be distributed	388,9

In 2000 the turnover of JSC «GUM Trading House» with subsidiaries increased by Rb 612,9 mln or by 28.2%, the turnover of «GUM on Red Square» and its structural subdivisions increases by Rb 448.8 mln or 27.9%, and reached Rb 2,052 mln, compared to the previous year.

ANNUAL TURNOVER DYNAMICS OF JSC «GUM TRADING HOUSE»


Rb, mln.
3000
2500
2000
1500
1000
500
0
1994
1995
1996
1997
1998
1999
2000

A significant growth of turnover was ensured by all subsidiaries, including GUM-Krasana – by 40% due to a more efficient use of trading areas, changes of the assortment structure in favor of more efficient commodity groups, GUM-Podarki – by 25% due to the attraction of new supplies and assortment expansion, GUM-Budapest – by 24% due to the further development of the salon trading.

In 2000 the balance sheet profit of the joint stock companies and subsidiaries increased by Rb 585 tnd, compared to the previous year.

The key sources of the profit were the gross revenues from the sales of goods that increased by Rb 30.2 mln compared to the previous year, and the proceeds from the area lease of Rb 130 mln.

Therefore, the total amount of the key revenue sources increased by Rb 160.7 mln or by 20.9% compared to the previous year.

Trading costs increased by Rb 149 mln or by 50% compared to 1999.

The growth of the costs was connected, first of all, with the increase of expenses by Rb 14.5 or 54% for the lease of the building on Red Square, and by Rb 11.4 mln or by 44% for its maintenance (including the increase of electric power supply tariffs by 22%, heating – 92%, water supply – 20%, sewerage – 20%).

The costs of repair and construction work also grew by Rb 25.2 mln or by 91%, salaries – by Rb 54.4 mln or 76%, social benefits – by Rb 21.7 mln or 80%, advertising – by Rb 9.1 mln or 26%, motor road maintenance – by Rb 4 mln or 21%, land lease – by Rb 3.5 mln or 57%.

Some expenses went down: expertise – by Rb 0.19 mln or 61%, audit services – Rb 2.2 mln or 30%.

As a result, trading revenues increased by Rb 10.9 mln compared to the previous year.

Balance of other revenues and costs came to Rb 37.1 mln, reducing by Rb 9.6 mln due to the increase of bank fees, compared to the previous year.

Profit obtained by JSC «GUM Trading House» and its subsidiaries for 1999 was spent in 2000 for the following purposes:

- consumption fund — Rb 12.02 mln;
- accumulation fund — Rb 93.63 mln;
- capital investment fund — Rb 184.55 mln;
- welfare fund — Rb 3.29 mln;
- charity fund — Rb 3.54 mln;
- for dividends — Rb 60.00 mln;
- for loss coverage — Rb .31 mln;
- advance use of profits — Rb 0.72 mln.

Total: Rb 358.06 mln


accomulation fund 26,15%
consumption fund 3,36%
advance use of profits 0,20%
for loss coverage 0,09%
dividends 16,76%
charity fund 0,98%
welfare fund 0,92%
capital investment fund 51,54%

Total value of assets of JSC «GUM Trading House» for 2000 increased by 343.4 mln and came to Rb 1,595.8 mln.

CURRENT LIQUIDITY COEFFICIENT FOR JSC «GUM TRADING HOUSE»


2,85
2,8
2,75
2,7
2,65
2,6
2,55
2,5
CLC
2,8
1999
2000

As of 01.01.2001, the current liquidity coefficient was 2.8 compared to the norm of 2.0. The improvement of the current liquidity of the joint stock company was caused by the increased of the short-term investments.


0,64
0,635
0,63
0,625
0,62
0,615
0,61
0,605
0,6
0,595
0,64
1999
2000

As of 01.01.2001, the ratio of the company's working capital provision was 0.64 compared to the norm of 0.1.

These indices prove that JSC «GUM Trading House» is a financially stable and solvable company.

TRADING ACTIVITY

TRADING AREAS OF JSC «GUM TRADING HOUSE» AS OF JANUARY 1, 20001 (SQ.M.)

	Total area	Trading area
Central facility, including the Smaller building	76 298 5 954	23 281 1 845
TSK «GUM-Karacharovo»	35 733	72
Moscow department stores	52 539	16 087
Regional department stores	3 258	1 936
Total	**167 828**	**41 376**

In 2000 the company continued to pursue the policy of the rational trading area application due to the display of commodity groups more convenient for buyers, their concentration in specific zones, creation of new consumer complexes, optimization of the existing salons operations, transformation of auxiliary, warehouse and offices premises into trading areas.

In GUM on Red Square the 3rd line hosted a large consumer complex «Goods for Sports» where consumers are offered a wide range of sporting goods of the leading producers: Adidas, Nike, Reebok, Playlife, etc.

This year, the House Textile consumer complex started its work on new trading areas of the third floor and entresols of the first building. It was transferred from the first floor where nor the new Youth Fashion consumer complex is developed. It will accommodate a wide range of brands such as Marc O'Polo (Sweden), 4 You (Denmark), GAS (Italy), Another Woman (Holland).

The preparation work was done to create a new consumer complex entitled «Children Goods» that is likely to attract new consumers to GUM and will increase the revenues from the business.

The management of the joint stock company paid attached great significance to the increase of the existing section efficiency. It took drastic measures with regard to low efficiency trading rooms.

Areas of Steilmann, La moda, Hogl, and Gallus were reduced. A number of small profit boutiques were closed, instead of them 20 new prestigious and consumer-attractive boutiques were opened in 2000 (Cacharel, Barker, Baltman woman's garments, Gentleman Collection, Gerry Weber, etc.)

As a result of the replanning of internal areas of the building on Red square the trading areas increased by 370 sq.m. It is allowed us to open new salons such as Heritage, Flowers, and to increase the area of the existing ones (Nike and Van Laak).

To increase the profitability and to increase the competitive ability of the business, the mechanism of interrelations with partners was constantly improving, the assortment policy was optimized. At the same time the pricing became more flexible, with the centrally bought commodity purchases being expanded.

The improvement the turnover structure due to the introduction of new profitable commodity groups and saturation of the range by high efficiency and quality brands provided expected results.

GUM kept accumulating data in the databank of potential partners that was replenished due to the active work with trading representative offices of foreign countries. The participation of specialists of the House in international exhibitions, fairs and workshops also was fruitful. It facilitated the establishment of business contacts with leading producers of various goods that are intended to enter the Russian market.

The monitoring of consumer flows in GUM on Red Square confirms its attractiveness. In average, 30-35 tnd people visit the department store every day (60 tnd — on pre-holiday days).

TURNOVER STRUCTURE of JSC «GUM TRADING HOUSE» for 2000


crockery 3%
others 12%
toys 1,8%
foods 6,3%
furs, hats 3%
fancy goods 6,5%
perfurms 9,7%
knitproducts 16%
footwear 9%
cloth and underwear 32,7%

Compared to the previous year, the volumes of Sportive Goods sales grew by 49.4% (due to launching new brands, opening new salons in CJSC «GUM-Prague, as well as centralizing purchases in this group of goods for JSC «GUM Trading House»); Household Goods – by 2.1 times (due to expanding the range in the sportive salon of GUM on Red Square and opening new rooms in subsidiaries in CJSC «GUM-Budapest», «GUM-Krasana»); «Knitwork» by 56% (due to opening new salons of Devernois, Gentleman, etc. in GUM on the Red Square, as well as due to including in the knit product assortment various price levels in CJSC «GUM-Podarki», «GUM-Yadran», «GUM-Krasana»); Garments and underclothes – by 36.2% (, due to opening new salons such as Gerry Weber, Baltman woman's cloth, Georges Rech, Rico Ponti, Estel, Caprice, DIM, etc. in the building of GUM on the Red Square; and the Man's shirts (specialized section) in the CJSC «GUM-Prague».

In 2000 (compared to 1999), the commodity stock of JSC «GUM Trading House» increased by 5.1%, reaching, as of 01.01.2000, Rb 744.1 mln, the commodity turnover was 117 days (reduced by 51 days compared to the previous year). Naturally, this index was significantly affected by the changing seasonable demand, saturation of the market by the goods, and the increase of the paying ability of the population.

All decisions made with regard to the rational application of trading areas, development of the assortment and price policy, ensuring high competitive ability of the join stock company, were based on special studies that were conducted not only by the marketing service of GUM, but also by external consulting companies.

In the year under review, GUM together with Modern Business Technology Company assessed the market perspectives of subsidiaries and subdivisions of the joint stock company and developed the concept retail business based on these department stores.

Great significance was attached to the improvement of the management and organizational structure of the company. Over the year, great work was conducted to introduce the One World JD Edwards corporate information system that, according to the assessments of the leading analytic companies, is included in the five of the most powerful systems. A number of the largest companies of the world engaged in retail sales operate this system.

In the course of the introduction, the joint stock company's corporate computer network was radically modernized. The project aimed to unite subsidiaries and subdivisions of JSC «GUM Trading House» into the same information network was completed, based on the optical fiber network of Comcor. A modern powerful server system has been bought, installed and adjusted.

Currently, the system is gradually introduced into trading complexes of GUM. In the course of the operation, its workability was checked in the course of the actual operation of structural subdivisions.

To enhance the efficiency of trading processes, GUM seeks the application of modern business technologies.


Barker
ОБУВЬ




MODA
МОДА
(cacharel)
(cacharel)

ACTUAL PROFILES OF DEPARTMENT STORES IN 2000

GUM on the Red Square	Department store with a wide range of nonfoods
GUM-Sport	Special department store of sportive cloth and appliances. Section of foodstuffs
GUM on Leninsky	Foodstuffs (supermarket) with a group of accompanying goods (household commodities)
GUM on Garden-ring	Special department store of complicated technical commodities
GUM-Tverskaia	Department store with specialized salons of footwear, cloth, carpets
GUM-Vlasta	Special department store of cloth and footwear
GUM on Kutuzovski	Department store with specialized salons of cloths and furniture
GUM-Podarki	Department store with a reduced assortment of nonfoods
GUM-Simferopol	Foodstuffs. Department store with a reduced assortment of goods
GUM-Krasana	Department store with a wide range of nonfoods
GUM-Prague	Foodstuffs. Department store with a wide assortment of goods
GUM-Budapest	Foodstuffs. Department store with a wide assortment of goods
GUM-Ganga	Department store with a wide range of nonfoods
GUM-Yadran	Department store with a wide range of nonfoods
GUM in Chassovaia	Department store with a wide range of products
GUM-Karacharovo	Trading & warehouse facility
GUM-Service	Department store of household appliances and goods
Regional department stores	Department stores with a wide range of products, sections of foodstuffs

The official site of JSC «GUM Trading House» at www.gum.ru was launched in the Internet in April 2000. In November 2000 in Runet the GUM Trading House – Internet's portal was launched. It is the largest portal with regard to the assortment and number of trading positions.

The GUM's portal is positioned as a project of the multi-channel trading and is designed to solve the following three tasks:

- to attract the attention of potential buyers to the GUM brand;
- to provide its visitors with the range of products in GUM on Red Square.
- to ensure all the sales and payments made through the Internet.

The portal contains the floor layout of GUM, there is a plan of the location and the parking lot, fashion news and news of GUM, weather forecast, as well as information about the price of shares in JSC «GUM Trading House», performance, trading and financial indices, members of governing bodies of GUM, its organizational structure.

The realization of the GUM Trading House-Internet Project attracted great attention of large trading companies. A decision is taken to join to the GUM's project 15 largest Russian department stores – Members of the Russian Department Stores Association.

ADVERTISING

The trading house is located in the place convenient for buyers of Moscow, in its very heart, near the most famous architectural memorials.






CHANEL
CD
Christian Dior
CHANEL


L'ORÉAL
PARIS


WELLA


Schwarzkopf

The modern GUM is a complex of goods and services meeting needs of consumers noted for its high level of services. The buying made here is a guarantee of the quality.

An excellent image and the well-known brand are supported by advertising events both on points of sales and in mass media. In general, in 2000 an amount of more than Rb 15 mln was spent for these objectives.

In 2000 various advertising campaigns (such as the Day of Sweethearts in GUM, Aromas for Lovers, regular shows of new collections near the fountain, etc.) were launched in the building on Red Square. The advertising campaign connected with the free subscription for the Moskovsky Komsomolets newspaper was very efficient. This free subscription was awarded for purchases made in GUM. During the time of this action, the number of buyers increased by approximately 60 tnd people.

Consumers were informed about new collections of Spring-Summer 2000 and Autumn-Winter 2000, opening of new salons and organization of seasonal sales of goods by publicities on the TV-6 channel, radio stations (such as Autoradio, Russian Radio), newspapers and magazines (such as 7 Days, Money, Vogue, Moskovsky Komsomolets, Caravan of Histories, Ptuch, etc.).

The possibilities of the radio of GUM and the advertising inside the building of GUM on Red Square were also very efficiently used.

A great number of publicity campaigns were conducted on a commercial basis. Thanks to this work, the joint stock company gained income of more than USD 95 tnd in 2000.

A positive impact was made on an image of the Trading House by films, videos released by the leading Russian and foreign companies such as ORT, RTR, NTV, TNT, TV-Center, Pilot-Production British TV-company, German TV, France-2 TV-company, etc. in the building on Red Square.

STAFF POLICY

The staff policy of the joint stock company in 2000 was based on the concept of its development and was focused on solving the following key tasks:

- providing all the subdivisions with qualified staff;
- creating the incentives for the efficient work of the staff;
- creating the reserve of managers and training courses of personal.

As of January 1, 2001, the number of the staff of JSC «GUM Trading House» was 3,442 people. It was cut by 225 people. This cut was connected with the combination of sections, liquidation of non-efficient subdivisions, transfer of staff to new conditions of the remuneration system.

25 newly opened sections are completely provided with the staff of 235 people.

The remuneration system to be applied with regard to the staff of the trading areas was improved. Premiums were paid for high quality work and fulfillment of performance plans. As a result, the turnover per one worker of the trading area increased by more than 1,8 times and came to Rb 122.5 a month. The average salary doubled in comparison with 1999 and reached Rb 3,179 (Rb 2.849 – for shop assistants).

The remuneration incentive system applied to the managers of GUM was also changed. Premiums were paid depending on the efficiency of the sectional operations.

Taking into account the needs of the joint stock company, the expansion of trading areas and the need of the salon management rotation, the work to create the reserve of this category of the working team has been conducted. The group of candidates for the positions of managers and deputy managers was formed.

In 2000 32 specialists were trained at workshops and conferences organized by consulting companies.

To train the staff to operate the JD Edwards information system, training of 92 experts of JSC «GUM Trading House» was organized.

JSC «GUM Trading House» took an active part in the city competition of the professional craftsmanship in the nominee of the Sales of Nonfoods. As a result of it, the competitor of GUM-Sport took the 3rd place, and the competitor from Batlman obtained a special prize and a diploma for the best showcase design.

THOROUGH REPAIRS AND RECONSTRUCTION

Investments into thorough repairs and reconstruction of the GUM building on Red Square and structural subdivisions of JSC «GUM Trading House» reached Rb 88.3 mln in 2000.

All the work connected with the thorough repairs and reconstruction of the building on Red Square was conducted with the full consent and under control of the Central Directorate of Moscow Memorial Protection.

Last year approximately 5000 sq. m. of trading areas were modernized, with a full complex of finishing work being fulfilled. The most modern salons (such as Max Mara, Marina Rinaldi, Christian Dior, Bar (East-West), Arctic-2, Escada, Gerry Weber, La Mode, Georges Rech, etc.) were opened on these areas.

The entrance tambours are equipped with modern sliding doors, a special illumination system and heat curtains. To create more comfortable conditions for visitors of the Trading House and to attract the additional flows of buyers, the rooms of the 2nd and 3rd buildings for the total area of 7,330 sq. m. were fully conditioned.

60 oak stained-glass windows have been installed at the level of the first and second floors and 23 entresol stained-glass windows. Metal windows have been replaced from the side of Red Square.

The Blessed Virgin of Vladimir and the Savior not Made by Hands Icons were restored on the building.

The management of the joint stock company constantly pays attention to the introduction of new trading technologies. For these purposes in 2000 the concept of the adaptation of the 19th century architectural memorial «Upper Trading Rows» (GUM) to the operation under modern conditions. Its principal conceptual solutions were agreed with the Federal Scientific Methodical Council of Cultural Legacy Preservation of the Ministry of Culture of the Russian Federation and with the Central Directorate of the Moscow Memorial Protection.

The concept envisages the involvement into the trading process of the areas of the third floor and entresols. The moving staircases (connecting the ground and the first floor, the first and second floor) are to be installed for the convenience of consumers. The additional foot-bridge as well as the attic floor of the fourth building have been constructed for the accommodation of administrative offices.

As a result of completing the thorough repairs by the end of 2001, the trading areas in the building on the Red Square is expected to increase by more than 3,000 sq. m.

To fulfill the said work, the complex of actions to ensure the fire safety of the building on the Red Square was developed. The agreements were concluded with GUP «Mosproek-2» to develop necessary project documentation.

The costs of the thorough repair and reconstruction in subsidiaries amounted to Rb 24.2 mln in 2000.

In 2000 heating networks and engineering communications were completely modernized in GUM-Tverskaia and GUM in Chassovaia. The phone network was launched with TSK «GUM-Karacharovo». The waterproofing layer of remote premises of the ground floor was replaced and the reasons of the intensive corrosion of bearing constructions were eliminated in GUM-Sport. In CJSC GUM-Ganga, the complex thorough repairs oftrading areas, roofs, electric power supply systems, ventilation, fire safety alarms, heating system were done. In CJSC «GUM-Podarki» the electric power supply system was modernized, the ventilation and air conditioning system for the 1st floor was introduced. The roof and trading areas were repaired in CJSC «GUM-Budapest» and CJSC «GUM-Krasana», CJSC «GUM-Prague». The air conditioning system was installed on the 2nd floor of CJSC «GUM-Prague».

AUTHORIZED CAPITAL STOCK OF JSC «GUM TRADING HOUSE»

The authorized capital of JSC «GUM Trading House» is equal to Rb 60,000,000.00 (Sixty million) and divided into 60,000,000 (Sixty million) registered ordinary shares with the nominal value of Rb 1 (One) each.

The number of declared shares of the additional public offerings is 12,000,000 (Twelve million) shares with the nominal value of Rb 1 (One) each for the total amount of Rb 12,000,000 (Twelve million).

As of March 1, 2000 the register of shareholders of JSC «GUM Trading House» included 10 209 shareholders: 101 legal entities and 10 108 individuals (including 618 people from the staff of JSC «GUM Trading House»), of them: 17 foreign legal entities and 44 foreign individuals.




УНИВЕРСАЛЬНЫЙ
МАГАЗИН



LIST OF THE MAJOR SHAREHOLDERS OF JSC «GUM TRADING HOUSE»

Shareholder	Share in the Authorized Capital Stock (%)
ING Depositary (Nominal holder)	44.52
CJSC Investment Company «Delovye Uslugi» (trust manager)	8.07
CB Chase Manhattan Bank International (Nominal holder)	6.95
CJSC «Associated Depositary Company» (Nominal holder)	6.04
CJSC «Depositary Clearing Company» (Nominal holder)	3.45

Over the period of its existence, JSC «GUM Trading House» organized 5 offerings of securities (on 02.09.92, 22.06.93, 06.07.95, 15.08.97). All these issues of shares (except the firth one) were placed completely.

The registered ordinary shares are regularly quoted and traded in the leading stock systems of Russia. They are the Russian Trading System and the Moscow Inter-bank Currency Exchange.

JSC «GUM Trading House» together with the Bank of New-York (USA) placed the American Depository Receipts of level 1 (ADR level 1) in 1996. The conversion of ADR is done based on the following principle: two ordinary shares in JSC «GUM Trading House» – one ADR. Due to the retained interest to securities of our company, the conversion of shares in ADR and vise versa, depending on purposes of investors. The American Depositary Receipts of level 1 issued by JSC «GUM Trading House» are actively traded in Berlin, Frankfurt, and Studgardt Stock Exchanges, as well as on the OTC market of the USA.

Proposed Distribution of Profits Gained in 2000 and Main Directions of the JSC «GUM Trading House» 's Development in 2001

PROPOSED DISTRIBUTION OF PROFITS EARNED IN 2000

It is proposed to approve the following **distribution of profit gained in 2000 by JSC «GUM Trading House»** in the following directions:

- consumption fund — Rb 18.57 mln
- accumulation fund — Rb 72.21 mln
- capital investment fund — Rb 177.70 mln
- welfare fund — Rb 3.61 mln
- charity fund — Rb 3.00 mln
- dividends — Rb 72.00 mln

TOTAL: Rb 347.09 mln

Taking into account the proposed profit gained by JSC «GUM Trading House» in 2000, and the earnings of subsidiaries in 2000, the consolidated profits are to be distributed as follows:

- consumption fund — Rb 25.87 mln
- accumulation fund — Rb 86.31 mln
- capital investment fund — Rb 184.29 mln
- welfare fund — Rb 4.22 mln
- charity fund — Rb 3.73 mln
- dividends to shareholders of JSC «GUM Trading House» — Rb 72.00 mln
- dividends to shareholders of subsidiaries of JSC «GUM Trading House» — Rb 12.52 mln

TOTAL: Rb 388.94 mln


consumption fund 5%
accumulation fund 21%
dividends to shareholders 21%
charity fund 1%
welfare fund 1%
capital investment fund 51%


consumption fund 6,6%
accumulation fund 22,2%
dividends 21,7%
charity fund 1%
welfare fund 1,1%
capital investment fund 47,4%

DIVIDENDS

On January 25, 2001, the Board of Directors of JSC «GUM Trading House» passed a resolution to pay interim dividends for the first half of 2000 in species.

The rate of the interim dividends shall be Rb 0.50 per one ordinary share with the nominal value of Rb 1. The payment shall be effected from February 26, 2001. As of the moment, the dividends accrued as a result of the work in the first half of 2000 are almost completely paid.

As a result of work in 2000, the Board of Directors of JSC «GUM Trading House» recommends to the General Meeting of Shareholders to pay dividends of Rb 0.70 per one ordinary share with the nominal value of Rb 1. Thus, it is supposed that the total value of dividends per one ordinary share of Open Joint Stock Company «GUM Trading House» is Rb 1.20 in 2000.

MAIN DIRECTIONS OF JSC «GUM TRADING HOUSE»'S DEVELOPMENT FOR 2001

The main directions of the development of JSC «GUM Trading House» in 2001 shall be as follows:

1. Further enhancing the competitive ability of the joint stock company on the consumer market of Moscow due to pursuing careful range and pricing policy and constant improving conditions and quality of services rendered to buyers.

2. Further improving the financial condition of the joint stock company; raising its capitalization, achieving high financial economic indices and ensuring dividends for shareholders.

3. Further restoring and repairing to adapt the building of GUM on the Red Square for trading under modern conditions: creating new trading areas on the 3rd floor and entresols, improving salon and vestibule design, ensuring high level of comfort for consumers and staff;

4. Efficient applying trading areas due to the optimization of areas of existing sections, opening of highly profitable and closing of low efficiency ones, reduction of auxiliary premises; organizing sales in the first quarter of the 3rd floor and entresols of GUM on the Square.

5. Opening new and developing existing consumer commodity complexes at the expense of introducing new (more profitable brands); optimizing commodity group accommodation and their concentrating in specific zones of GUM on the Red Square. This should ensure the maximal convenience for buyers.

6. Improving the mechanism of interrelations with partners, search and selection of new companies strategically advantageous for the joint stock company, establishing with them partnership relations.

7. Computerizing the joint stock company and completing the introduction of the JD Edwards corporate information system to automate processes of management and commodity circulation.

8. Pursuing the efficient adverting policy that will improve the image of JSC «GUM Trading House» and ensure the further growth of sales and the number of buyers.

9. Selecting qualified staff, creating the reserve of managers and specialists, improving the staff qualification, improving the remuneration system and expanding the application of the work incentives.


СОВРЕМЕННО
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clothing company
МУЖСКАЯ ОДЕЖДА
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FINANCIAL STATEMENTS

BALANCE SHEET OF THE COMPANY
AS OF JANUARY 1, 2001

ASSETS	Code line	B.O.Y.	E.O.Y.
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets (04, 05), including:	110	690	1 741
patents, licenses, trade marks and similar copyright /proprietary assets	111	690	1 741
organizational costs	112		
Fixed assets (01, 02, 03), including:	120	165 181	228 297
land sites and natural resources	121		
buildings, machinery, equipment and other fixed assets	122	165 181	228 297
Construction in progress (07, 08, 16, 61)	130	7 196	26 660
Profitable investments into material values (03)	135		
including assets to be leased	136		
assets to be provided under leasing agreement	137		
Long-term financial investments (06, 82), including:	140	188 770	198 721
investments into subsidiaries	141	33 152	33 412
investments into dependent companies	142		
investments in other entities loans provided to other entities with	143	2 510	2 586
over 12-months' maturity	144	1 825	810
other long-term financial investments	145	151 283	161 913
Other non-current assets	150		
Total Section I	190	361 837	455 419
II. CURRENT ASSETS			
Inventory, including:	210	389 471	325 594
feedstock, materials and similar assets (10, 12, 13, 16)	211	15 268	21 541
livestock in breeding (11)	212		
costs in production in progress (trading costs) (20, 21, 23, 29, 30, 36, 44)	213	1 200	77
finished products and goods for resale (16, 40,41)	214	370 900	303 213
shipped goods (45)	215		
deferred costs (31)	216	2 103	763
other inventory and costs	217		
VAT on acquired assets (19)	220	1 444	57 054
Accounts receivable (due over 12 months), including:	230	1 654	1 617
from customers and clients (62, 76, 82)	231	48	334
notes receivable (62)	232		
liabilities of subsidiaries and dependent companies (78)	233		
advances paid (61)	234	103	
other debtors	235	1 503	1 283
Accounts receivable (due less than in 12 months), including:	240	55 889	90 410
from customers and clients (62,76,82)	241	2 972	25 035
notes receivable (62)	242		

ASSETS	Code line	B.O.Y.	E.O.Y.
1	2	3	4
liabilities of subsidiaries and dependent companies (78)	243	17 870	12 137
debts of participants (founders) on their contributions into the authorized capital(75)	244		
advances paid (61)	245	19 985	6 237
other debtors	246	15 062	47 001
Short-term financial investments (56, 58, 82), including:	250	18 379	117 942
investments into dependent companies	251	5 479	5 498
buyout shares	252		
other short-term financial investments	253	12 900	112 444
Cash, including:	260	250 074	320 182
till cash (50)	261	1 264	1 417
current accounts (51)	262	34 665	221 619
foreign exchange accounts (52)	263	211 461	77 971
other monetary funds (55, 56, 57)	264	2 684	19 175
Other current assets	270		
Total Section II	290	716 911	912 799
Balance (190+290)	300	1 078 748	1 368 218

LIABILITIES	Line code	B.O.Y	E.O.Y.
1	2	3	4
III. EQUITY AND RESERVES			
Authorized capital (85)	410	60 000	60 000
Additional capital (87)	420	140 180	199 829
Reserve capital (86)	430	7 570	7 570
Including:			
reserve funds formed in compliance with the legislation	431	7 570	7 570
reserves formed in accordance with the constituent documents	432		
Welfare Funds (88)	440	4 689	4 689
Accumulation Fund (88)	441	232 606	37 7612
Consumption Fund (88)	442	78 858	72 982
Targeted funding and receipts (96)	450		
Retained earning of previous years (88)	460	319 044	
Non-compensated loss of previous years (88)	465		
Retained earnings of the year under review (88)	470		347 087
including minority interest	471		
Retained loss of the year under review:	475		
including minority interest	476		
Total Section III	490	842 947	1 069 769
Minority interest in the authorized capital	491		
IV. LONG-TERM LIABILITIES			
Loans (92,95)	510		
Including:			
Bank loans maturing			
12 months from the reporting date or later	511		
other loans due			
within 12 months from the reporting date	512		
Other long-term liabilities	520		
Total Section IV	590		

LIABILITIES	Line code	B.O.Y	E.O.Y.
1	2	3	4
V. SHORT-TERM LIABILITIES			
Loans (90,94)	610	3 431	
Including:			
Bank loans maturing 12 months from the reporting date or later	611	3 431	
other loans due within 12 months from the reporting date	612		
Accounts payable	620	227 369	290 169
Including:			
vendors and contractors (60, 76)	621	198 180	242 588
notes payable (60)	622		
debts owed to subsidiaries and dependent companies (78)	623	10 052	27 467
on wages (70)	624	3 515	
on social security and welfare (69)	625	1 149	2 566
debts owed to the budget (68)	626	6 362	10 542
advances received (64)	627	277	
to other creditors	628	7 834	7 006
Dividends calculations(75)	630	661	3 749
Future income (83)	640	4 340	4 531
Reserves for forthcoming expenditures and payments (89)	650		
Other short-term liabilities	660		
Total Section V	690	235 801	298 449
BALANCE(total of lines 490 + 590 + 690)	700	1 078 748	1 368 218

INFORMATION ON VALUES ON OFF-BALANCE-SHEET ACCOUNTS

Name of off-balance-sheet account	Line code	B.O.Y.	E.O.Y.
1	2	3	4
Leased fixed assets (001)	910		
including on leasing terms	911		
Merchandise and other material valuables accepted for safe-keeping (002)	920		104
Goods on commission (004)	930	17 388	16 487
Debts of insolvent debtors, written of as losses (007)	940		730
Security of obligations and payments receivable (008)	950		
Security of obligations and payments issued (009)	960		
Dwelling fund wear (014)	970		
Wear of external land improvement and other similar facilitiesв	980		
Strict reporting forms	990		1

FINANCIAL STATEMENT
FROM JANUARY 1 2000 TO JANUARY 1, 2001
AS PER OKUD # 2

Name of category	Line code	For the period under review	For the similar period of the previous
1	2	3	4
I. REVENUES AND EXPENSES			
Proceeds (net) from merchandise and product sales and services (less VAT, excise duties and similar changes), including	010	1 670 113	1 458 988
retail sales	011	119 0521	110 9193
joint operation of areas	012	476 645	346 006
payable services	013	2 947	3 789
Cost of sales of goods, products, work, services, including those sold:	020	898 019	822 871
	021	895 932	821 735
	022		
	023	2 087	1 136
Gross value	029	772 094	636 117
Commercial expenses	030	338 497	219 599
Management expenses	040		
Profit (loss) from sales (lines 010 - 020 - 030 - 040)	050	433 597	416 518
II. OPERATIONAL REVENUES AND EXPENSES			
Interest payable	060	4 966	1 530
Interest receivable	070		
Income from equity in other companies	080	2 5913	35 680
Other operating income	090	271 391	71 712
Other operating costs	100	298 556	89 289
III. NON-SALES REVENUES AND EXPENSES			
Other non-sales income	120	75 880	114 412
Other non-sales expenses	130	44 761	91 010
Profit (loss) for the period under review (lines 050 + 060 - 070 + 080 + 090 - 100 + 120 - 130)	140	468 430	459 553
Minority interest	145		
Income tax and other compulsory payments	150	121 343	140 509
Profit (loss) from ordinary activity	160	347 087	319 044
Minority interest	165		
IV. EXTRAORDINARY REVENUES AND EXPENSES			
Extraordinary revenues	170		
Extraordinary expenses	180		
Retained earnings (loss) for the period under review (lines 160 + 170 - 180)	190	347 087	319 044
Minority interest	195		

Index	Line code	Over the period under review	Over the similar period of the previous year
1	2	3	4
FOR REFERENCE ONLY			
Dividends per share			
preferred shares	201		
ordinary shares	202		
Proposed for the next reporting year Dividends as of 1 share			
preferred shares	203		
ordinary shares	204		

EXPLANATIONS ON SOME PROFITS AND LOSSES

Item	Code line	Over the year under review		For the previous year	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Fines and penalties recognized or judged by the court (arbitration) on their recovery	210	2	73		66
Profit or loss of previous years	220	2 424	152	384	10 963
Indemnification against loss caused by failure to fulfill or improper fulfillment of obligations	230	80	3	573	4
Exchange rate differences for operations with foreign currency	240	41 633	42 612	64 455	76 610
Reduction of the cost of material – production inventories as of e.o.y.	250				
Accounts payable and receivable written off with the expired action term	260	548	774	1 652	323

CAPITAL FLOW REPORT

AS PER OKUD # 3

Name of category	Line code	Balance at the beginning of the year	Received in the year under review	Spent in the year under review	Balance at the end of the year
1	2	3	4	5	6
1. EQUITY CAPITAL					
Authorized capital	10	60 000			60 000
Additional capital	20	140 180	59 649		199 829
Including appreciation of assets after the re-appraisal	21	- 4 112			
Reserve fund	30	7 570			7 570
Retained profit of the year under review	40		347 087		347 087
Retained profit of the previous years	50	319 044		319 044	
Welfare Fund	60	4 689	2 864	2 864	4 689
including accumulation fund	61	232 606	311 676	166 670	377 612
including consumption fund	62	78 858	7 500	13 376	72 982
Target funding and revenues from budget	70				
	72				
Total Section I	079	842 947	728 776	501 954	1 069 769
Reserves of forthcoming expenses including	080				
	081				
	082				
	083				
Total Section II	089				
Estimated reserves – total	090				
including	091				
	092				
Total Section III	099				

Name of the Category	Line code	For the year under review	For the previous year
1	2	3	4
Amount of the capital as of the beginning of the year under review	100	60 000	60 000
Increase of the capital – total	110		
Including:			
	111		
	112		
	113		
	114		
	115		
Reduction of the capital - total:	120		
	121		
	122		
	123		
	124		
Amount of the capital as of the end of the year under review	130	60 000	60 000

REFERENCES

Name of the Category	Line code	Balance as of the beginning	Balance as of the end
1	2	3	4
1) Net assets	150	849 274	1 049 501
		From the budget	From branch and interindustrial funds
		3	4
2)Received for:			
funding of capital investments	191		
funding of scientific research	192		
indemnification against losses	193		
social development	194		
other purposes	195		

CASH FLOW REPORT

AS PER OKUD # 4

Name of category	Line code	Amount	Including		
			current activity	investment activity	financial activity
1	2	3	4	5	6
1. Cash at the beginning of the year	10	248 194			
2. Cash received – total	20	3 615 600	3 559 922	51 298	4 380
including:					
proceeds from sale of merchandise, products and services	30	2 768 378	2 768 378		
proceeds from sales of fixed and other assets	40	353		353	
advance payments received from customers (clients)	50				

Name of category	Line code	Amount	Including		
			current activity	investment activity	financial activity
1	2	3	4	5	6
budgetary allocations and other targeted funding	60	235	235		
free of charge	70				
credits, loans	80	140 913	140 913		
Loans obtained	85				
dividends, interest on financial deposit	90	1 767			1 767
other proceeds	110	703 936	650 378	50 945	2 613
3. Cash allocated – total	120	3 560 411	3 049 689	302 549	108 143
including:					
for payment for purchased goods and services	130	1 856 469	1 856 469		
for payment of wages	140	60 637			
for welfare payments	150	39 393			
for expense accounts	160	10 785	10 785		
for advances	170				
for payments for equity participation in construction	180				
for payment for machinery, equipment and means of transportation	190	3 673		3 673	
for financial investments	200	331 953		298 876	33 077
for dividend and					
interest payments	210	75 066			75 066
for settlement with the budget	220	346 173	346 173		
for payment of interest on loans and credits received	230	3 836	3 836		
for other payments, transfers, etc.	250	832 426	832 426		
4. Cash balance at the end of the period under review	260	303 383			
FOR REFERENCE:					
Received as cash settlements under line 020					
(except data in line 100) – total	270	90 257			
including settlements with:					
legal entities	280	1 790			
individuals	290	88 467			
including					
using cash registers	291	88 467			
using strict reporting forms	292				
Cash available:					
received from the bank into the company's cash till	295	6 853			
transferred to the bank from the company's cash till	296	80 855			

ATTACHMENT TO THE BALANCE SHEET
AS PER OKUD # 5

1. BORROWED FUNDS MOVEMENT

Name of category	Line Code	Balance at the beginning of the year	Received	Spent	Balance as of the end of the year
1	2	3	4	5	6
Long-term bank loans	110				
including overdue	111				
Other long-term loans	120				
including overdue	121				
Short-term bank loans	130	3 431	140 931	144 362	
including overdue	131				
Other short-term loans	140				
including overdue	141				

2. RECEIVABLES AND PAYABLES

Name of category	Line code	Balance at the beginning of the yea	Liabilities incurred	Liabilities repaid	Balance at the end of the year
1	2	3	4	5	6
Accounts receivable short-term	210	55 889	2 083 368	2 048 847	90 410
including overdue	211		111	42	69
including for a period of over 3 months	212		111	42	69
long-term	220	1 654	428	465	1 617
including overdue	221	229	40	266	3
including for a period of over 3 months	222	229	40	266	3
from line 240 receivables with payments expected more than 12 months from the reporting date	223	1 654	428	465	1 617
Accounts payable					
short-term	230	222 029	2 799 521	2 737 563	283 987
including overdue	231	81 891	77 573	124 675	34 789
including for a period of over 3 months	232	81 891	77 573	124 675	34 789
long-term	240	5 340	6 153	5 311	6 182
including overdue	241	134	6 153	105	6 182
including for a period of over 3 months	242	134	6 153	105	6 182
from line 240 of debt, payments for which shall be effected in 12 month from the reporting date	243	5 340	6 153	5 311	6 182
Collateral:					
received	250				
including from third persons	251				
issued	260				
including to third parties	261				

REFERENCE TO SECTION 2

Name of category	Line code	Balance at the beginning of the year	Received	Paid	Balance at the end of the year
1	2	3	4	5	6
1) Notes/ bills movement					
Notes issued	262				
including overdue	263				
Notes received	264				
including overdue	265				
2) Accounts receivables					
on shipped products (work, services) at actual cost	266	3 020	1 745 064	1 722 715	25 369

3) LIST OF DEBTORS WITH THE LARGEST DEBTS

Name of the entity	Line Code	Balance at the end of the year	
		Total	including carried for over 3 months
1	2	3	4
GUOP (Central Directorate of Memorial Protection)	270	21 645	11 530
D-D-C	271	847	42
Omiga	272	637	
Modul Group	273	1 480	
	274		
	275		

4) LIST OF CREDITORS WITH THE LARGEST DEBTS

Name of the entity	Line Code	Balance at the end of the year	
		Total	including carried for over 3 months
1	2	3	4
La Mode	276	35 246	21 617
Estee Lauder	277	16 788	3 615
Rial System	278	8 583	
Moda Lux	279	7 354	
Optim - 98	280	6 897	
Soup Berry Shop	281	5 924	5 924
	282		
	283		
	284		

3. DEPRECIABLE ASSETS

Name of category	Line code	Balance at the beginning of the year	Received (introduced)	Went out	Balance at the end of the year
1	2	3	4	5	6
I. INTANGIBLE ASSETS					
Intellectual (industrial) property rights	310	1 232	1 337	374	2 195
including titles pursuant to copyright and other agreements for works of science, literature and art; related rights; rights to software, database, etc.	311	1 232	1 337	374	2 195
from invention patents to inventions, production samples, collectable items, from certificates to useful models, trade marks and service logos or license agreements for their use	312				
from know-how	313				
Rights to use individually identified item of natural resources	320				
Organizational expenses	330				
Entity's business reputation	340				
Other	349	146	144	139	151
Total *(sum of lines 310+320+330+340+349)*	350	1 378	1 481	513	2 346
II. FIXED ASSETS					
Land lots and natural resources	360				
Buildings	361	162 640	23 517	5 836	180 321
Constructions	362	262	18		280
Machinery and equipment	363	33 820	52 543	2 617	83 746
Means of transportation	364	3 040	4 098	777	6 361
Tools, production and operational inventory	365	1 023	402	809	616
Work cattle	366				
Ranch cattle	367				
Planted trees and shrubbery	368				
Other types of fixed assets	369	22		7	15
Total (sum of lines 360-369)	370	200 807	80 578	10 046	271 339
including:					
operating	371	194 121	80 439	10 037	264 523
non-operating	372	6 686	139	9	6 816
III. PROFITABLE INVESTMENTS INTO MATERIAL VALUES					
Assets to be transferred for leasing	381				
Assets to be transferred under the leasing agreement	382				
Other	383				
Total (sum of lines 381-383)	385				

REFERENCE TO SECTION 3

Name of category	Line code	At the beginning of the year	Balance at the end of the year
1	2	3	4
In line 371, column 3 and 6:			
transferred for lease	387	51 554	63 901
including:			
buildings	388	49 092	48 374
constructions (facilities)	389	2 462	15 527
	390		
Depreciation of property:			
intangible assets	393	688	605
fixed assets – total	394	35 626	43 042
including:			
buildings and constructions (facilities)	395	26 458	28 437
machinery, equipment, means of transportation	396	8 843	14 277
other	397	325	328
profitable investments into material values	398		
FOR REFERENCE			
Result of indexation due to revaluation of fixed assets:			
actual (replacement) cost	401	- 7 703	
wear	402	3 591	
Pledged assets	403		
Cost of the depreciated assets at which the depreciation is not accrued	404		
Including intangible assets	405		
including fixed assets	406		

4. MOVEMENT OF LONG-TERM INVESTMENT FINANCING AND FINANCIAL CONTRIBUTION

Name of category	Line Code	Balance at the beginning of the year	Accrued (formed)	Used	Balance at the end of the year
1	2	3	4	5	6
Company's own assets – total	410		68 526	68 526	
Including:					
depreciation of fixed assets	411		8 034	8 034	
depreciation of intangible assets	412		429	429	
profit retained by the company (accumulation fund)	413		60 063	60 063	
other	414				
Outside funds – total	420	3 431	140 931	144 362	
Including:					
Bank loans	421	3 431	140 931	144 362	
loans from other companies	422				
equity participation in construction	423				
from the budget	424				
from extra-budgetary funds	425				
other	426				
Total of own and outside funds (lines 410 and 420 combined)	430	3 431	209 457	212 888	
FOR REFERENCE					
Construction in progress	440	7 196	145 251	125 787	26 660
Investment into subsidiaries	450	33 152	3 000	2 740	33 412
Investment into dependent companies	460				

5. FINANCIAL INVESTMENTS

Name of category	Line code	Long-term		Short-term	
		At the beginning of the year	At the end of the year	At the beginning of the year	At the end of the year
1	2	3	4	5	6
Shares and stock of other companies	510	35 662	35 998		
Bonds and other debentures	520	11 494	11 418	10 200	112 444
Loans extended	530	1 825	810	5 479	5 498
Other	540	139 789	150 495	2 700	
FOR REFERENCE					
Debentures and other securities at market value	550				

6. EXPENSES INCURRED

Name of category	Line Code	For the year under review	For the previous year
1	2	3	4
Material expenditures	610	123 895	74 476
	611		
	612		
	613		
Wages costs	620	90 769	49 910
Welfare payments	630	35 200	18 661
Depreciation of fixed assets	640	8 034	4 504
Other costs	650	80 599	72 048
	651		
	652		
	653		
Total expenditures	660	338 497	219 599
From the total amount of costs reported at non-sales accounts	661	6 599	9 736
Changes of balances (increase, reduction) production in progress	670		
expenses deferred	680		
reserve of expenses deferred	690		

7. SOCIAL INDICATORS

Name of category	Line code	Due for payment as per calculation	Spent	Transferred to funds
1	2	3	4	5
Allocations for social purposes:				
to the Social Security Fund	710	5 873	2 898	3 155
to the Pension Fund	720	29 920		29 184
to the Employment Fund	730	1 550		1 426
for medical insurance	740	3 714		3 400
Allocations to non-State pension funds	750			
Insurance allocations under agreements of voluntary pensions and insurance	755			
Average number of employees	760	2 272		
Cash pay-outs and bonuses unrelated to production or provision of services	770	9 421		
Income on shares and investments into the Company's assets	780			

BALANCE SHEETS OF JSC «GUM TRADING HOUSE» AND ITS SUBSIDIARIES

AS OF JANUARY 01, 2001.

ASSETS	Code line	B.O.Y.	E.O.Y.
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets (04, 05), including:	110	971	4 368
patents, licenses, trade marks and similar copyright /proprietary assets	111	971	4 368
organizational costs	112		
Fixed assets (01, 02, 03), including:	120	176 444	246 469
land sites and natural resources	121		
buildings, machinery, equipment and other fixed assets	122	176 444	246 469
Construction in progress (07, 08, 61)	130	8 370	27 021
Long-term financial investments (06, 82), including:	140	156 142	156 222
investments into subsidiaries	141	92	19
investments into dependent companies	142		
investments in other entities	143	2 846	2 922
loans provided to other entities with over 12-months' maturity	144	65	65
other long-term financial investments	145	153 139	153 216
Other non-current assets	150		
Total Section I	190	341 927	434 080
II. CURRENT ASSETS			
Inventory, including:	210	522 532	454 472
feedstock, materials and similar assets (10, 12, 13, 16)	211	21 554	27 811
livestock in breeding (11)	212		
costs in production in progress (trading costs) (20, 21, 23, 29, 30, 36, 44)	213	1 508	139
finished products and goods for resale (16, 40,41)	214	496 831	425 181
shipped goods (45)	215	24	
deferred costs (31)	216	2 615	1 341
other inventory and costs	217		
VAT on acquired assets (19)	220	1 920	84 150
Accounts receivable (due over 12 months), including:	230	2 622	2 571
from customers and clients (62, 76, 82)	231	122	492
notes receivable (62)	232		
liabilities of subsidiaries and dependent companies (78)	233		
advances paid (61)	234	405	302
other debtors	235	2 095	1 777
Accounts receivable (due less than in 12 months), including:	240	54 183	90 755
from customers and clients (62, 76, 82)	241	7 167	29 099
notes receivable (62)	242		
liabilities of subsidiaries and dependent companies (78)	243		

ASSETS	Code line	B.O.Y.	E.O.Y.
1	2	3	4
debts of participants (founders) on their contributions into the authorized capital(75)	244	84	925
advances paid (61)	245	21 914	9 374
other debtors	246	25 018	51 357
Short-term financial investments (56, 58, 82), including:	250	36 827	152 614
investments into dependent companies	251	1 179	1 179
buyout shares	252		
other short-term financial investments	253	35 648	151 435
Cash, including:	260	292 432	377 206
till cash (50)	261	1 793	2 031
current accounts (51)	262	69 233	261 872
foreign exchange accounts (52)	263	211 466	77 971
other monetary funds (55, 56, 57)	264	9 940	35 332
Other current assets	270		
Total Section II	290	910 516	1 161 768
Balance (190 + 290)	300	1 252 443	1 595 848

LIABILITIES	Line code	B.O.Y.	E.O.Y.
1	2	3	4
III. EQUITY AND RESERVES			
Authorized capital (85)	410	60 000	60 000
Additional capital (87)	420	124 667	214 835
Reserve capital (86)	430	8 864	8 864
Including:			
reserve funds formed in compliance with the legislation	431	8 864	8 864
reserves formed in accordance with the constituent documents	432		
Welfare Funds (88)	440	4 701	5 231
Accumulation Fund (88)	441	264 267	429 736
Consumption Fund (88)	442	80 787	75 446
Targeted funding and receipts (96)	450	9	5
Retained earning of previous years (88)	460	358 064	9
Non-compensated loss of previous years (88)	465	3 357	603
Retained earnings of the year under review (88)	470		388 937
including minority interest	471		661
Retained loss of the year under review:	475		7 762
including minority interest	476		409
Total Section III	490	898 002	1 174 698
Minority interest in the authorized capital	491	551	1790
IV. LONG-TERM LIABILITIES			
Loans (92,95)	510	1 466	
Including:			
Bank loans maturing 12 months from the reporting date or later	511		
other loans due within 12 months from the reporting date	512	1 466	
Other long-term liabilities	520		
Total Section IV	590	1 466	

LIABILITIES	Line code	B.O.Y.	E.O.Y.
1	2	3	4
V. SHORT-TERM LIABILITIES			
Loans (90, 94)	610	4 753	236
Including:			
Bank loans maturing 12 months from the reporting date or later	611	4 336	105
other loans due within 12 months from the reporting date	612	417	131
Accounts payable	620	342 217	410 607
Including:			
vendors and contractors (60,76)	621	317 751	379 251
notes payable (60)	622		
debts owed to subsidiaries and dependent companies (78)	623		
on wages (70)	624	4 599	1 444
on social security and welfare (69)	625	2 251	3 325
debts owed to the budget (68)	626	8 359	17 839
advances received (64)	627	319	789
to other creditors	628	8 938	7 959
Dividends calculations(75)	630	901	3 912
Future income (83)	640	4 550	4 604
Reserves for forthcoming expenditures and payments (89)	650	3	1
Other short-term liabilities	660		
Total Section V	690	352 424	419 360
BALANCE (total of lines 490 + 590 + 690)	700	1 252 443	1 595 848

INFORMATION ON VALUES ON OFF-BALANCE-SHEET ACCOUNTS

Name of off-balance-sheet account	Line code	B.O.Y.	E.O.Y.
1	2	3	4
Leased fixed assets (001)	910	14 109	14 370
including on leasing terms	911		
safe-keeping 002)	920	3 592	9 920
Goods on commission (004)	930	17 692	16 490
Debts of insolvent debtors, written of as losses (007)	940		730
Security of obligations and payments receivable (008)	950		
Security of obligations and payments issued (009)	960		
Dwelling fund wear (014)	970		
Wear of external land improvement and other similar facilitiesв	980		
Strict reporting forms	990		1

FINANCIAL STATEMENT
FROM JANUARY 1, 2000 TO JANUARY 1, 2001
AS PER OKUD # 2

Name of category	Line code	For the period under review	For the similar period of the previous
1	2	3	4
Proceeds (net) from merchandise and product sales and services, including from	10	2 224 577	1 956 919
Sales of goods and products	11	1 723 020	1 585 262
Joint application of areas and lease of company's own arrears	12	497 978	367 452
Realization of services	13	3 579	4 205
Cost of the realization of the goods, products, work, services, including	20	1 296 309	1 189 431
Sales of goods and products	21	1 294 222	1 188 295
Joint application of areas and lease of company's own arrears	22		
Realization of services	23	2 087	1 136
Gross value	29	928 268	767 488
Commercial expenses	30	448 402	298 573
Management expenses	40	116	102
Profit (loss) from sales (lines 010-020-030-040)	50	479 750	468 813
Interest payable	60	5 102	1 611
Interest receivable	70		
Income from equity in other companies	80	38 160	43 484
Other operating income	90	275 318	77 056
Other operating costs	100	313 413	98 705
Other non-sales income	120	77 871	117 144
Other non-sales expenses	130	45 946	93 834
Profit (loss) prior taxation	140	516 842	515 569
Minority interest	145	381	1 069
Income tax and other obligatory payments	150	135 030	158 628
Profit (loss) of the ordinary activity	160	381 812	356 941
Minority interest	165	252	432
Extraordinary revenues	170		
Extraordinary expenses	180		
Retained profit (loss) of the period under review (line 160 + 170 - 180):	190	381 812	356 941
Minority interest	195	252	432

Index	Line code	Over the period under review	Over the similar period of the previous year
1	2	3	4
FOR REFERENCE ONLY			
Dividends per share			
preferred shares	201		
ordinary shares	202		
Proposed for the next reporting year Dividends as of 1 share			
preferred shares	203		
ordinary shares	204		

EXPLANATIONS ON SOME PROFITS AND LOSSES

Item	Code line	Over the year under review		For the previous year	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Fines and penalties recognized or judged by the court (arbitration) on their recovery	210	8	73	5	71
Profit or loss of previous years	220	2 500	188	941	117 111
Indemnification against loss caused by failure to fulfill or improper fulfillment of obligations	230	80	3	573	5
Exchange rate differences for operations with foreign currency	240	41 633	42 860	64 896	77 211
Reduction of the cost of material — production inventories as of e.o.y.	250				
Accounts payable and receivable written off with the expired action term	260	737	895	2 048	607

CAPITAL FLOW REPORT

AS PER OKUD # 3

Name of category	Line code	Balance at the beginning of the year	Received in the year under review	Spent in the year under review	Balance at the end of the year
1	2	3	4	5	6
1. EQUITY CAPITAL					
Authorized capital	10	60 000.00			60 000.00
Additional capital	20	124 667	90 168		214 835
Including appreciation of assets after the reappraisal	21	- 4 096			
Reserve fund	30	8 864			8 864
Retained profit of the year under review	40		392 307	3 370	388 937
Retained profit of the previous years	50	358 064		358 055	9
Welfare Fund	60	4 701	3 870	3 340	5 231
including accumulation fund	61	264 267	348 623	183 154	429 736
including consumption fund	62	80 787	13 079	18 420	75 446
Target funding and revenues from budget	70	9	15	19	5
	72	9	15	19	5
Total Section I	079	901 359	848 062	566 358	1 183 063
Reserves of forthcoming expenses and payments	080	3	29	31	1
	081	3	29	31	1
	082				
	083				
Total Section II	089	3	29	31	1
Estimated reserves - total	090				
	091				
	092				
Total Section III	099				

Name of the Category	Line code	For the year under review	For the previous year
1	2	3	4
Amount of the capital as of the beginning of the year under review	100	60 000	60 000
Increase of the capital - total	110		
Including:			
	111		
	112		
	113		
	114		
	115		
Reduction of the capital - total:	120		
	121		
	122		
	123		
	124		
Amount of the capital as of the end of the year under review	130	60 000	60 000

REFERENCES

Name of the Category	Line code	Balance as of the beginning	Balance as of the end
1	2	3	4
1) Net assets	150	905 927	1 145 122
		From the budget	From branch and interindustrial funds
		3	4
2)Received for:			
funding of capital investments	191		
funding of scientific research	192		
indemnification against losses	193		
social development	194		
other purposes	195		

CASH FLOW REPORT

AS PER OKUD # 4

Name of category	Line code	Amount	Including		
			current activity	investment activity	financial activity
1	2	3	4	5	6
1. Cash at the beginning of the year	10	283 296			
2. Cash received - total	20	4 735 871	4 679 582	51 335	4 954
including:					
proceeds from sale of merchandise, products and services	30	3 716 311	3 716 311		
proceeds from sales of fixed and other assets	40	560	66	390	104
advance payments received from customers (clients)	50	882	882		
budgetary allocations and other targeted funding	60	749	749		

Name of category	Line code	Amount	Including current activity	investment activity	financial activity
1	2	3	4	5	6
free of charge	70				
credits, loans	80	144 106	144 106		
Loans obtained	85	283	283		
dividends, interest on financial deposit	90	2 191			2 191
other proceeds	110	870 789	817 185	50 945	2 659
including:	111				
	112				
	113				
3. Cash allocated - total	120	4 674 917	4 103 076	311 709	110 480
including:					
for payment for purchased goods and services	130	2 424 710	2 424 710		
for payment of wages	140	94 445			
for welfare payments	150	55 207			
for expense accounts	160	16 352	16 352		
for advances	170	21 008	17 967	3 041	
for payments for equity participation in construction	180				
for payment for machinery, equipment and means of transportation	190	9 692		9 692	
for financial investments	200	379 103	45 150	298 876	35 077
for dividend and					
interest payments	210	75 402			75 402
for settlement with the budget	220	414 226	414 225		1
for payment of interest on loans and credits received	230	4 454	4 354	100	
for other payments, transfers, etc.	250	1 180 318	1 180 318		
4. Cash balance at the end of the period under review	260	344 250			
FOR REFERENCE:					
Received as cash settlements under line 020					
(except data in line 100) - total	270	755 405			
including settlements with:					
legal entities	280	5 865			
individuals	290	749 540			
including					
using cash registers	291	749 540			
using strict reporting forms	292	2 569			
Cash available:					
received from the bank into the company's cash till	295	6 856			
transferred to the bank from the company's cash till	296	698 015			

ATTACHMENT TO THE BALANCE SHEET
AS PER OKUD # 5

1. BORROWED FUNDS MOVEMENT

Name of category	Line code	Balance at the beginning of the year	Received	Spent	Balance as of the end of the year
1	2	3	4	5	6
Long-term bank loans	110				
including overdue	111				
Other long-term loans	120	1 466		1 466	
including overdue	121				
Short-term bank loans	130	4 336	144 106	148 337	105
including overdue	131	124		124	
Other short-term loans	140	417	283	569	131
including overdue	141				

2. RECEIVABLES AND PAYABLES

Name of category	Line code	Balance at the beginning of the year	Liabilities incurred	Liabilities repaid	Balance at the end of the year
1	2	3	4	5	6
Accounts receivable short-term	210	54 183	2 937 931	2 901 359	90 755
including overdue	211	10	143	84	69
including for a period of over 3 months	212	3	123	57	69
long-term	220	2 622	1 095	1 146	2 571
including overdue	221	264	41	301	4
including for a period of over 3 months	222	264	41	301	4
from line 240 receivables with payments expected more than 12 months from the reporting date	223	2 622	1 095	1 146	2 571
Accounts payable					
short-term	230	336 877	4 255 795	4 188 356	404 316
including overdue	231	84 030	78 255	127 496	34 789
including for a period of over 3 months	232	83 925	78 137	127 273	34 789
long-term	240	5 340	6 323	5 372	6 291
including overdue	241	134	6 214	166	6 182
including for a period of over 3 months	242	134	6 214	166	6 182
from line 240 of debt, payments for which shall be effected in 12 month from the reporting date	243	5 340	6 323	5 372	6 291
Collateral:					
received	250				
including from third persons	251				
issued	260				
including to third parties	261				

REFERENCE TO SECTION 2

Name of category	Line code	Balance at the beginning of the year	Received	Paid	Balance at the end of the year
1	2	3	4	5	6
1) Notes/ bills movement					
Notes issued	262				
including overdue	263				
Notes received	264				
including overdue	265				
2) Accounts receivables					
on shipped products (work, services) at actual cost	266	7 289	1 758 760	1 736 458	29 591

3) LIST OF DEBTORS WITH THE LARGEST DEBTS

Name of the entity	Line Code	Balance at the end of the year	
		Total	including carried for over 3 months
1	2	3	4
GUOP (Central Directorate of Memorial Protection)	270	21 645	11 530
D-D-C	271	847	42
Omiga	272	637	
Modul Group	273	1 480	
	274		
	275		

4) LIST OF CREDITORS WITH THE LARGEST DEBTS

Name of the entity	Line Code	Balance at the end of the year	
		Total	including carried for over 3 months
1	2	3	4
La Mode	276	35 246	21 617
Estee Lauder	277	16 788	3 615
Rial System	278	8 583	
Moda Lux	279	7 354	
Optim - 98	280	6 897	
Soup Berry Shop	281	5 924	5 924
	282		
	283		
	284		

3. DEPRECIABLE ASSETS

Name of category	Line code	Balance at the beginning of the year	Received (introduced)	Went out	Balance at the end of the year
1	2	3	4	5	6
I. INTANGIBLE ASSETS					
Intellectual (industrial) property rights	310	1 591	3 745	681	4 676
including titles pursuant to copyright and other agreements for works of science, literature and art; related rights; rights to software, database, etc.	311	1 540	3 226	499	4 269
from invention patents to inventions, production samples, collectable items, from certificates to useful models, trade marks and service logos or license agreements for their use	312	51	519	182	407
from know-how	313				
Rights to use individually identified item of natural resources	320		1		1
Organizational expenses	330				
Entity's business reputation	340				
Other	349	245	483	141	587
Total (sum of lines 310 + 320 + 330 + 340 + 349)	350	1 836	4 229	822	5 264
II. FIXED ASSETS					
Land lots and natural resources	360				
Buildings	361	162 640	23 583	5 836	180 387
Constructions	362	385	18	107	296
Machinery and equipment	363	48 399	63 508	10 056	101 851
Means of transportation	364	3 900	5 293	1 386	7 807
Tools, production and operational inventory	365	1 648	1 333	967	2 014
Work cattle	366				
Ranch cattle	367				
Planted trees and shrubbery	368				
Other types of fixed assets	369	828	1 392	294	1 926
Total (sum of lines 360 - 369)	370	217 800	95 127	18 646	294 281
including:					
operating	371	210 937	94 595	18 633	286 901
non-operating	372	6 863	532	15	7 380
III. PROFITABLE INVESTMENTS INTO MATERIAL VALUES					
Assets to be transferred for leasing	381				
Assets to be transferred under the leasing agreement	382				
Other	383				
Total (sum of lines 381 - 383)	385				

REFERENCE TO SECTION 3

Name of category	Line code	At the beginning of the year	Balance at the end of the year
1	2	3	4
In line 371, column 3 and 6:			
transferred for lease	387	51 554	63 901
including:			
buildings	388	49 092	48 374
constructions (facilities)	389	2 462	15 527
	390		
Depreciation of property:			
intangible assets	393	865	896
fixed assets - total	394	41 356	47 812
including:			
buildings and constructions (facilities)	395	26 486	28 448
machinery, equipment, means of transportation	396	14 245	18 608
other	397	625	756
profitable investments into material values	398		
FOR REFERENCE			
Result of indexation due to revaluation of fixed assets:			
actual (replacement) cost	401	-7 703	
wear	402	3 591	
Pledged assets	403		
Cost of the depreciated assets at which the depreciation is not accrued	404		
Including intangible assets	405		
including fixed assets	406		

4. MOVEMENT OF LONG-TERM INVESTMENT FINANCING AND FINANCIAL CONTRIBUTION

Name of category	Line Code	Balance at the beginning of the year	Accrued (formed)	Used	Balance at the end of the year
1	2	3	4	5	6
Company's own assets - total	410		76 921	76 921	
Including:					
depreciation of fixed assets	411		10 045	10 045	
depreciation of intangible assets	412		609	609	
profit retained by the company (accumulation fund)	413		66 267	66 267	
other	414				
Outside funds - total	420	6 219	144 389	150 372	236
Including:					
Bank loans	421	4 336	144 106	148 337	105
loans from other companies	422	1 216		1 096	120
equity participation in construction	423				
from the budget	424				
from extra-budgetary funds	425				
other	426	667	283	939	11
Total of own and outside funds (lines 410 and 420 combined)	430	6 219	221 310	227 293	236
FOR REFERENCE					
Construction in progress	440	8 370	146 346	127 695	27 021
Investment into subsidiaries	450	92	3	76	19
Investment into dependent companies	460				

5. FINANCIAL INVESTMENTS

Name of category	Line code	Long-term		Short-term	
		At the beginning of the year	At the end of the year	At the beginning of the year	At the end of the year
1	2	3	4	5	6
Shares and stock of other companies	510	2 938	2 941		
Bonds and other debentures	520	11 614	11 538	10 456	114 700
Loans extended	530	65	65	1 179	1 179
Other	540	141 525	141 678	25 192	36 735
FOR REFERENCE					
Debentures and other securities at market value	550				

6. EXPENSES INCURRED

Name of category	Line Code	For the year under review	For the previous year
1	2	3	4
Material expenditures	610	162 801	101 671
	611		
	612		
	613		
Wages costs	620	126 326	71 855
Welfare payments	630	48 644	26 913
Depreciation of fixed assets	640	10 045	5 988
Other costs	650	100 702	92 248
	651		
	652		
	653		
Total expenditures	660	448 518	298 675
From the total amount of costs reported at non-sales accounts	661	10 469	15 520
Changes of balances (increase, reduction) production in progress	670		
expenses deferred	680		
reserve of expenses deferred	690		

7. SOCIAL INDICATORS

Name of category	Line code	Due for payment as per calculation	Spent	Transferred to funds
1	2	3	4	5
Allocations for social purposes:				
to the Social Security Fund	710	8 222	3 887	4 497
to the Pension Fund	720	41 203		40 519
to the Employment Fund	730	2 273		2 135
for medical insurance	740	5 065		4 702
Allocations to non-State pension funds	750			
Insurance allocations under agreements of voluntary pensions and insurance	755	37		
Average number of employees	760	3 261		
Cash pay-outs and bonuses unrelated to production or provision of services	770	13 512		
Income on shares and investments into the Company's assets	780			

CONCLUSION OF THE INSPECTION COMMISSION ON THE OPERATIONAL RESULTS OF JSC «GUM TRADING HOUSE» AND ITS SUBSIDIARIES FOR 2000

The Inspection Commission notes that the financial statements of JSC «GUM Trading House» have been prepared in compliance with Federal Law «On Accounting» of November 21, 1996 No 129-FZ, «Provision on Accounting and Reporting in the Russian Federation» of July 29, 1998 No 34n and «Accounting Policy of the Company» (Accounting Provision 1/98) approved by Order of the Ministry of Finance of the Russian Federation of December 09, 1998 No 60n, «Financial Statements of the Company» (Accounting Provision 4/99) approved by Order of the Ministry of Finance of the Russian Federation of July 06, 1999 No 43n, as well as other legal and normative documents.

During the period under review the Inspection commission has been considered the results of financial economic activity of JSC «GUM Trading House» for the 1. quarter, 1. half of the year , 9 months and 1 year. It has considered reports of the inspectors of the activity of CJSC «GUM-Ganga», CJSC «GUM-Krasana», CJSC «GUM-Simferopol», CJSC «GUM-Prague»m and CJSC «GUM-Yadran» as well as information from managers of departments of JSC «GUM Trading House» about the inventory condition, the safety of material values and cash in 2000. The inspections of the correctness of funds application, accounts payable and account receivable were checked.

The Inspection commission would like to state that profit gained in 2000 reached Rb 388.94 mln that is by Rb 30.88 mln or 8.6% more than in 1999. At the same time, 6 companies had losses for an amount of Rb 7.76 mln, including the advanced profit application of Rb 0.75 mln. Losses were incurred by the following companies: CJSC «GUM-Trust» (joint activities) (losses were caused due to the creation of the reserve for the stock devaluation), CJSC «GUM-Simferopol», newly created «GUM-Internet»; companies under liquidation (CJSC «GUM on Kutuzovsky», CJSC «GUM-Universam», «Verenitsa» LLC). In addition, the losses incurred by liquidated companies (CJSC «GUM-Sport», CJSC «Sport-Tverskaia», CJSC «GUM on Leninsky») reached an amount of Rb 0.21 mln.

The total amount of penalties and forfeitures paid in 2000 came to Rb 0.34 mln or 0.04% of the total amount of revenues gained in 2000.

The accounts receivable increased in 2000 by R 36.52 mln, of which Rb 26.34 mln is the debt of the budget for the income tax. Without taking into account this debt, the growth of the accounts receivable came to 17.9% compared to 1999. The growth of accounts payable increased by 19.4% for the same period.

In 2000 the company ensured safety of material values.

The data of the annual consolidated financial statements were confirmed by the results of inventory inspection of property and financial obligations.

The accounting department made all necessary corrections in the report for 2000 based on the results of the inspections made by the official external independent auditor CJSC «Unikon» MC-Consulting Group.

Taking into account the above, the Inspection commission confirms the truthfulness of the consolidated balance sheet of the company as of January 1, 2001 with the balance value of Rb 1,595.85 mln, results of operations and movement of funds for the inspected period, financial and property stability of JSC «GUM Trading House».

The Inspection commission hereby recommends to take measures to activate the commercial activity of JSC «GUM Trading House» in general and subsidiaries, in particular, to speed up the process of its realization, improve the financial position and solvency (this is especially important with regard to CJSC), eliminate cases of violation of tax discipline, ensure timeliness of settlements with debtors and creditors, accelerate the work aimed at the introduction of the complex system which will automate all fields of the activity of JSC «GUM Trading House».

Chairman of the Inspection Commission
of JSC «GUM Trading House»
(signature)
R.A. Salekhov
Seal of the Company

CONCLUSION FOR SHAREHOLDERS OF OPEN JOINT STOCK COMPANY «GUM TRADING HOUSE» ON THE CONSOLIDATED 2000 FINANCIAL STATEMENTS OF OPEN JOINT STOCK COMPANY «GUM TRADING HOUSE»

1. We have audited the attached consolidated financial statements of Open Joint Stock Company «GUM Trading House» (JSC «GUM Trading House») for 2000. These statements have been prepared by the executive body of JSC «GUM Trading House» based on the requirements of Federal Law of the Russian Federation «On Accounting» No 129-FZ of 21.11.96 (as amended); Provision on the Accounting and Financial Statements in the Russian Federation, approved by Order of the Ministry of Finances of Russia of 29.07.98 No 34n, Provision on Accounting «Financial Statements of the Entity» (Accounting Provisions 4/99) approved by the Ministry of Finances the Performer Russia on 06.07.99 No 43n, Order of the Ministry of Finances of Russia of 13.01.2000 No 4n «On Forms of the Financial Statements of the Entity», Methodical recommendations for preparation and submission of consolidated financial statements approved by the Ministry of Finances of Russia of 30.12.96 No 112, other normative acts of the Russian Federation regulating the accounting procedures and financial statements preparation.

2. The management of JSC «GUM Trading House» is responsible for the preparation of these statements. Our duty is to express opinion of the truthfulness of these statements in all essential aspects based on the audit conducted.

3. We have conducted the audit in accordance with the Temporary rules of the auditing activity of the Russian Federation approved by Resolution of the President of the Russian Federation of December 22, 1993 under No 2263 and Audit Standards approved by the Commission for the auditing activity at the President of the Russian Federation, as well as internal audit standards.

4. The audit was planned and conducted in such a way that it could be possible to be sure that the financial statements do not contain any essential distortions. The audit included the selective inspection of the confirmations of numerical data and explanations contained in the financial statements.

5. We have considered the following statements: the report of the activity of JSC «GUM Trading House», as well as of the following subsidiaries: CJSC «GUM-Podarki», CJSC «GUM-Budapest», CJSC «GUM-Prague», CJSC «GUM-Trust», CJSC «GUM-Reconstruction» and «Verenitsa» LLC.

The reports on the joint activities were considered by us in the volume of its reporting in the financial statements of the group: JSC «GUM Trading House» and CJSC «GUM-Trust». The share of companies were the audit was conducted by UNIKON MS/Consulting Group is 85.49% of the consolidated amount of the balance sheet.

In CJSC «GUM-Krasana» the truthfulness of the financial statements is confirmed by CJSC «Torgaudit» (Moscow), license of CALAK of the Ministry of Finances of Russia No 005565 of 19.04.2000. The license is valid till April 19, 2003.

In CJSC «GUM-Yadran» the truthfulness of the financial statements is confirmed by CJSC «Modern Business Technologies» (Moscow), license of CALAK of the Ministry of Finances of Russia No 000236 of 07.06.99. The license is valid till June 07, 2002.

The other subsidiaries of the Company are not subject to obligatory audit in accordance with criteria established by the resolution of the Government of the Russian Federation of 07.11.94 No 1355 On main criteria (system of indices) of the economic entities under which their financial statements shall be subject to the obligatory annual audit.

We believe that the audit conducted gives enough grounds to express an opinion on the truthfulness of the reports.

6. In our opinion, the consolidated financial statements attached to this Conclusion are truthful, i.e. they are prepared in such a way that they could truthfully report assets and liabilities of JSC «GUM Trading House» in all essential aspects as of December 31, 2000 and financial results of its activity in 2000 based on the Federal Law of the Russian Federation «On Accounting» No 129-FZ of 21.11.96 (as amended); Provision on the Accounting and Financial Statements in the Russian Federation, approved by Order of the Ministry of Finances of Russia of 29.07.98 No 34n, Provision on Accounting «Financial Statements of the Entity» (Accounting Provisions 4/99) approved by the Ministry of Finances the Performer Russia on 06.07.99 No 43n, Order of the Ministry of Finances of Russia of 13.01.2000 No 4n «On Forms of the Financial Statements of the Entity», Methodical recommendations for preparation and submission of consolidated financial statements approved by the Ministry of Finances of Russia of 30.12.96 No 112, other normative acts of the Russian Federation regulating the accounting procedures and financial statements preparation.

Attachment: Consolidated financial statements of JSC «GUM Trading House» for 2000 on 12 pages:

- Balance sheet (Form No 1) – on 4 pages;
- Profit and loss account (Form No 2) – on 2 pages.

Managing Director of the Department
of Auditing Services
(sgd) N.V. Kharlamova
Director of the Department of Auditing Services
(sgd) V.N. Goncharov
Seal of the company

Лицензия
№ 004196

